Unknown;

                       SECURITIES  AND  EXCHANGE  COMMISSION

                              WASHINGTON,  DC  20549

                                  FORM 10-SB/A

                                Amendment No. 2

GENERAL  FORM  FOR REGISTRATION OF SECURITIES OF SMALL  BUSINESS  ISSUERS  UNDER

              SECTION  12(b)  OR  12(g)  OF  THE  SECURITIES  ACT  OF  1934

          MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS  &  TECHNOLOGY  CORP.

               (Name  of  Small  Business  Issuer  in  Its  Charter)

                   Delaware                                   Applied For

        (State  or  Other  Jurisdiction  of              (IRS  Employer

        Incorporation  or  Organization)                  Identification  No.)

                        TNO Environmental Technology Valley

                              Laan van Westenenk 501

                       7334 D T Apeldoorn, The Netherlands

                    (Address  of  Principal  Executive  Offices)

                               011 31 55  534 7040

                (Company's  Telephone  Number,  Including  Area  Code)

   Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

         Title  of  Each  Class                 Name  Of  Each Exchange On Which

         To  Be  So  Registered                 Each  Class  Is To Be Registered

        Securities  to  be  registered  pursuant  to  Section  12(g) of the Act:

                          Common  stock,  no  par  value

                               (Title  of  Class)


                                TABLE  OF  CONTENTS

                                                                           PAGE

                                     PART  I

Item  1.  Description  of  Business                                          3

Item  2.  Management's Discussion and Analysis and Plan of Operation        11

Item  3.  Description  of  Property                                         13

Item  4.  Security Ownership of Certain Beneficial Owners and Management    13

Item  5.  Directors, Executive Officers, Promoters and Control Persons      14

Item  6.  Executive Compensation                                            14

Item  7.  Certain Relationships and Related Transactions                    17

Item  8.  Description  of  Securities                                       18

                                    PART  II

Item  1.  Market Price of and Dividends on the Company's Common Equity

          and  Other  Shareholder  Matters                                  20

Item  2.  Legal  Proceedings                                                20

Item  3.  Changes  in  and  Disagreements  with  Accountants                20

Item  4.  Recent  Sales  of  Unregistered  Securities                       21

Item  5.  Indemnification  of  Directors  and  Officers                     22

                                   PART  F/S

December  31,  1998,  1999  and  2000,  audited  financial  statements      23

June  30,  2001  reviewed  financial  statements                            44

                                    PART  III

Item  1.  Index  to  Exhibits                                               65

Item  2.  Description  of  Exhibits                                         65

SIGNATURES                                                                  65


                                     PART  I

Item  1.  Description  of  Business.

      The Company was formed to develop a proprietary  technology for drying and treating  animal  manure  and  sludge.

      The Company was originally  incorporated in Colorado on December 10, 1997.

On December  11,  1997 the Company  sold  5,000,000  shares of common  stock for

$5,000  in  cash.  On  December  26,  1997,  Solutions  Tek,  Inc.,  a  Colorado

corporation  acquired  all  of  the  Series L common stock of STB Corporation, a

Colorado  corporation.  Pursuant  to  the  "Plan  of  Share  Exchange"  the  STB

Corporation Series L common stock holders exchanged all of their Series L shares for  common  stock  of Solutions Tek, Inc. on the basis of one share of Series L common stock of STB Corporation for one share  of common stock of Solutions Tek,

Inc.  Solutions  Tek,  Inc. acquired no assets or business entity as a result of this  transaction.  The  rights  of  the  shareholders from the former STB Corp.

significantly  changed  as  shareholders  of  Solutions Tek, Inc. by reason that

Series  L  shareholders  were  not  subject  to control features of STB Corp. as

Series  L  shareholders.

     Shares  of  Solutions  Tek,  Inc. common stock issued and outstanding which shares had rights to vote at the January 9, 1998 meeting.  Notice was also given of  dissenters  rights  pursuant  to  Colorado law pursuant to Section 7-113-101 through 7-113-303 of the Colorado Business Corporation Act.  Solutions Tek, Inc.

valued  its  shares  at  $0.001  per  share  for  purposes  of  reimbursing  any dissenters.  The  merger  also  required  Solutions  Tek,  Inc.  to  change  its corporate  domicile  to  the State of Delaware and to change the Company name to

Management  of  Environmental  Solutions  and  Technologies  Corp.

     On  January 9, 1998 pursuant to the notice provisions as described above, a majority  of the shareholders of Solutions Tek, Inc. approved the plan of merger set  forth  in  the  December 26, 1997 notice by a majority vote.  There were no

dissenters  and no funds were paid to dissenting shareholders.   "As a result of

the  share for share exchange between the Series L shareholders of STB Corp. and

Solutions  Tek,  Inc.,  no  business, rights, tangible or intangible assets were acquired."

      On  December  18,  1997, counsel, William Hart, incorporated Management of

Environmental  Solutions  & Technology Corp. in the State of Delaware under file number  971438081-Z635318  authorizing  capital  stock  of  30,000,000 shares of common stock at .0001 par value and 5,000,000 shares of preferred stock at .0001 par  value.  The initial director was named in the Articles as Marieke Oudejans.

On  December  26,  1997,   Management  of  Solutions  Tek,  Inc.   notified  its

shareholders of a special meeting of shareholders to be held in British Columbia on  January 9, 1998 to consider a plan of merger between Solutions Tek, Inc. and

Management  of  Environmental  Solutions  &  Technology  Corp.  The  significant features  of the merger which occurred by way of special meeting of shareholders on  January  9,  1998  follow.

     Shareholder  of  Solutions  Tek, Inc. by majority vote agreed to cancel all issued  and  outstanding  stock  in  exchange for the issuance by MEST Corp, the

Delaware  corporation  of its common stock to the shareholders of Solutions Tek,

Inc.  on  the  basis  of one common share of MEST Corp. issued for each share of common  stock  of  Solutions  Tek,  Inc. cancelled.  MEST Corp. issued 5,175,456 shares  to  the  shareholders  of  Solutions Tek, Inc. who cancelled its shares.

Pursuant  to  the notice of the shareholders meeting of Solutions Tek, Inc. held


on  January  9,  1998,  Solutions  Tek, Inc. shareholders were notified of their right to exercise dissenters rights with respect to the proposed merger pursuant to Section 7-113-101 through 7-113-302 of the Colorado Business Corporation Act.

Additionally,  Solutions  Tek,  Inc. notified its shareholders that it would pay

$0.001  per share to any shareholder dissenting from the merger.  No shareholder made  objection  or  dissented  from  the  plan of merger at the January 9, 1998 special  shareholder  meeting.

     On  March 2, 1998  shareholders  owning  in excess of 50% of the  Company's common stock approved a 1,000-for-1 reverse split of the Company's common stock.

      On March 10, 1998 the Company  sold  5,094,900  shares of common stock for

$510.

     On April 9, 1998 the Company issued 1,920,000 shares of its common stock in consideration  for all  issued  and  outstanding  shares of  M.E.S.T.,  B.V.,  a

Netherlands corporation. M.E.S.T., B.V. was acquired because it had certain data and technical information which the Company plans to use in its business. At the time of  this  acquisition,  M.E.S.T.,  B.V.  was  controlled  by the  Company's

President.  See  "Management  -  Transactions  with  Affiliates".

During 1998 the Company sold 299,980  shares of common stock for $3.00 per share.

      Between  December 16, 1998 and September 30, 1999 the Company sold 354,410 shares of its Series A Preferred  stock for an average  price of $3.92 per share

(after  currency  translation  adjustments).

     a.  MSTec,  B.V.  obtained  an  exclusive,  non-transferable  license  with respect  to patent number 1009619 dated July 10, 1999, Cost Effective Method for

Treatment and/or Disposal of Water Containing Waste Streams based on application of  zeolite  for the further development and commercialization of the referenced patent application with a sub-licensing right which will be described hereafter.

     b.  MSTec,  B.V.  obtained  a  non-exclusive right to utilize all technical knowledge  and  experience  with  regard  to  the referenced patent application.

     c.  In  the  event  patent  applications  were  not successful, MSTec, B.V.

obtained  the  right  to  utilize  know-how regarding the patent applications to further  its  purposes  as  expressed  above.

     d.  For  the  manufacturing and sales of manure conversion installations by

MSTec,  B.V.,  MSTec,  B.V.  is  required  to give a non-transferable  exclusive sub-license  regarding  the  referenced patent and the know-how embraced in that patent  "against  payment  of  royalties  by  MSTec,  B.V.".

     e.  In  the  event  the referenced patent cannot be exploited independently from  TNO's  patent  entitled  Method  and  Device  for Heating and Cooling Food

Products,  TNO has agreed to prospectively award a license on patent number 1 in order to protect MSTec, B.V.'s commercial options as contemplated in the license agreement.

     f.  TNO  was required to expand its patent on Method and Device for Heating and  Cooling  Food  Products  if  licensee  funds  such  an  expansion.

     Section  2  of the license agreement describes the consideration to be paid by  MSTec,  B.V. for the licensing right (2,000,000 Dutch Guilders excluding the

AT).  The same detailed provisions are included regarding the method, manure and account  numbers  at  which  such  payment  shall  be  made.


     Section  3  of  the  license  agreement  deals  with  patent protection and infringement  rights  and  duties.  MSTec,  B.V.  is  required  to  pay  for the application  process  and  any  expansion of the referenced patents by TNO.  The party  who  discovers  infringement is required to notify the other party.  Both parties  have  maintained  the right to protect their rights and/or interests in the  referenced  patent  independently  at  its  own  expense.

     Section  4  of  the  license  agreement  delineates  TNO duties to transfer ownership  of  patents  on  the  completion  of  certain  payments.  The license agreement  includes  non-disclosure  provisions, delineates ownership of patents granted  and  not  granted  at  term  of  the  agreement and dispute resolution.

      Global population growth, economic expansion,  scarcity of available water resources,  heightened public concern about water quality and growing regulatory and legislative requirements have resulted in the continued growth in demand for

wastewater  treatment.   Government   regulations  require  most  companies  and

municipalities  to  treat  outgoing  wastewater.

     In the opinion of management, government regulations regarding the disposal of industrial waste, as well as  rising  wastewater  discharge  fees  and public concern regarding water pollution,  have led to increased  awareness on the part of businesses and public utilities  as  to  the  need  for  waste  treatment.

  Management provides a summary of a six-year study by a group of Dutch Business school  graduates  and associates  involved in  environmental issues  related to agriculture  production and  pollution  in the  Netherlands included an in-depth survey of the  various  aspects  of manure  dumping in the Netherlands  and  the detrimental effects of this practice on land and water reserves.  The survey was performed  in close cooperation with the Dutch government and several scientific institutes.  The outcome of this survey led to a follow-up study  on the  global possibilities of exporting organic  fertilizer from countries with excess manure to regions with a shortage of fertilizer.  This study was carried  out in  close cooperation with a variety  of  international  organizations such  the U.N. Food and  Agriculture Organization  (FAO) and revealed  that many European  countries and  the  United  States - on  an  even  larger  scale - were  facing  excessive environmental  problems from  indiscriminate  manure  dumping by large livestock producers.

     It is the opinion of management that  farmers  in many other countries  are seeking clean, environmentally  friendly solutions  to improve  crop production.

They have  little  recourse  but to use synthetic fertilizer, the  continued use of which often damages the soil composition and adversely  affects certain  life forms,  such as earthworms,  which have a beneficial effect on soil composition.

      Although  untreated animal manure has long been used as fertilizer,  it is unable to be economically shipped long distances due to the water content in the manure.  In  addition,  many  farmers  are  reluctant  to use  animal  manure as

fertilizer   since  untreated  animal  manure  often  contains  weed  seeds  and micro-organisms  that  can  cause  crop  disease.

      Research into the application of zeolites for drying  specific  substances such as manure and sludge has been performed at The Netherlands Organization for

Applied Scientific Research ("TNO") for a number of years. Experiments have been conducted under different  conditions to investigate both the drying and further treatment of the sludge by  incineration  during the  regeneration  stage of the zeolite.  The results of this  research  have been stated in various TNO reports and publications.  Zeolite is a clay substance processed into various sizes with an  extremely  high  water absorption capacity.  The absorption of water creates extreme  heat  which is utilized in the absorption phase of materials processing for  pasteurization.


      Using proprietary  technology developed by TNO, the Company and TNO formed a  corporation,  known as Manure and Sludge  Technology  B.V.  ("MST"),  for the

purpose  of  developing  a  process  for use on  commercial  basis  which  would economically remove water from manure and sludge, refine the manure into pellets which  could  be  sold  as  organic  fertilizer  and  other  products.  MST is a

Netherlands  corporation.  The Company and TNO each own 50% of the capital stock of  MST.

      TNO  is  a  European   contract   research   organization   based  in  the

Netherlands.

   TNO  employs  approximately  5,100 highly skilled scientists, technical types and  University professors for purposes of engaging in product development under collaborative arrangements.  TNO has identified as its core areas of development the  following:  new  materials research, product development and new production techniques;  sustainable  processes,  use  of  energy  and  materials;  defense;

information  and  communications  technology;  electronic  and physical systems;

nutrition  and  food;  prevention  and  health;  labor  and  labor  environment;

transport  and  logistics;  building  and infrastructure; subsurface and natural resources;  and  innovation  management.  In  1999  TNO's  operating  income was

$468,604,000.00  Euro  Dollars.

     TNO  has  developed alliances with corporations from the United Kingdom and the  European  Continent.

      TNO's process for the treatment of hog and/or poultry manure  involves the following  steps:

      1.  Raw   manure   containing   approximately   10%   solid  material   is

pre-treated, if  required,  to avoid release into the air of nitrogen  compounds

(in particular ammonia)  which  may  be  present  in  the  manure.

      2. Part of the water  present in the  manure is  removed  by  conventional technology  yielding a concentrated  manure  containing  approximately 25% solid material.

     3. The concentrated manure is mixed in a vessel with zeolites in such a way that most of the water present in the manure is transferred  to the zeolites. At the  same  time  small  solid  manure  particles  are  formed.

     4.  The manure  particles are  separated from the zeolites  using  existing technology.

     5.  The  manure  particles  containing 85% solid material are reshaped into pellets  for  packaging and shipment. The pelletizing process takes away another

5% of the moisture, which leaves an organic fertilizer product with over 90% dry material.

     6.  The  zeolites  are  regenerated  to  remove the absorbed  water and are recycled  back  to  the  drying  vessel.

     The  Company is required to  contribute  $1,000,000 to the joint venture of which $590,000 has been paid as of September 30, 1999,  and $410,000 of which is to  be  paid  by  January  2000.  In February MEST Corp., through its subsidiary

MSTec,  B.V.,  paid $150,239.81.  The balance of $259,760.19 has not nor will be paid.  The Company mutually agreed with TNO not to pay 259.760.19 by reason that

TNO did not complete certain technical requirements of the development contract.

With  the funds provided by the Company,  TNO is performing a study to determine the  feasibility  of using  zeolites for the treatment and processing  of animal manure  and/or  sludge  on a commercial  basis.  The joint venture's feasibility study  involves  four  phases:


      Phase 1 - Determine the technical and economic  feasibility of the zeolite technology for manure/sludge  treatment on a commercial scale. During this stage a price  range  will be  calculated  which  will be the basis  for the  decision concerning  the  continuation  of  the  project.

     Phase 2 - Design the  components of the system.  The  different  functional elements (manure/sludge  pre-treatment,  dryer, transport systems,  zeolite, and

regeneration   unit/furnace,   etc.)  will  be  assessed   individually   in  an

experimental  program.  Product  samples  will  be assessed as to their quality.

      Phase 3 -  Construct a large  pilot-plant  scale (200  kilograms  per hour capacity) to determine if the technology in its entirety (i) functions properly,

(ii)  with  adequate  efficiency,  and  (iii)  produces  manure of good quality.

      Phase 4 - Design, engineer and construct a fully operational plant (with a five  ton  per  hour  capacity)  to  fully  test  the  technology.

     As  of  June  30,  2001  Phases  1,  2  and  3, and 4 have been  completed.

The  results  of testing and operation of the pilot plant have demonstrated that pig  poultry  and  cattle  manure  can  be introduced into the MEST Corp. drying process,  rapidly  dried  and  then  pelletized  in  order to form a value added product.  Testing  demonstrated  that  the  absorptive material, zeolite, may be regenerated by a special reactor which heats the saturated zeolite thus enabling the  zeolite  to  be  utilized  repeatedly.

     Pursuant  to  the  agreement  dated February 1, 1999 between TNO and MSTec,

B.V., as a part of the construction of the pilot plant with a capacity of 250 kg per  hour  processing  capability,  TNO  is  required to provide specifications,

design  format  and engineering schematics for plants with production capacities of 5 tons per hour and 11 tons per hour.  The engineering, design specifications and  fabrication  of  the  250 kg pilot plant has been completed as of the first quarter of calendar year 1999.  The design specifications for the 5 ton per hour and  the  11 ton per hour have been completed by TNO.  These specifications have been  delivered  to Industri Techniek Borculo (ITB), a Dutch enterprise, part of the  Willems  Groep,  specializing in manufacture of machinery and equipment for the gas turbine industry.  ITB has given price quotations for the manufacture of the  proprietary  zeolite  drying  process.  Neither  the  Company  nor  ITB has undertaken  the  manufacture  of either of the 5 ton per hour or 11 ton per hour device.  The  Company  anticipates a manufacturing review for production devices prior  to  the  manufacture of such production devices.  The Company anticipates the  commencement  of  production  in  2002.

      If TNO's study suggests that TNO's process will be commercially  feasible,

the Company will have the right to use TNO's  technology to build  manure/sludge treatment  facilities  for  third  parties.  The  Company's  right  to use  this technology  will  expire  fifteen  years after the  Company  installs  the first treatment  facility using the TNO  technology.  In return for these rights,  the

Company  is  obligated  to  pay  the  joint  venture  royalty  equal  to:

(1)   15%  of  the  manufacturing  costs  of the first ten treatment  facilities installed  by  the  Company

(2)   12.5% of the manufacturing costs for the next 15 treatment facilities, and

(3)   10%  of  the manufacturing  costs for all remaining  treatment  facilities installed  by  the  Company

      Any net profits  earned by the joint  venture will be equally  distributed between  the  Company  and  TNO.

      TNO has reserved  the right to use its  technology  for any purpose  other than  the  treatment  of  manure  and  sludge.


      MEST  Corp  acquired   all  of  the  issued   and  outstanding  stock   of

M.E.S.T.,B.V.,  a  Netherlands Corporation from Marieke Oudejans on February 19,

1998.  MEST-BV  owns  one  half  (20,000 shares) of Manure and Sludge Technology

BV  hereafter  referred  to as MSTec, B.V. a Netherlands corporation.  The Dutch organization  for  applied  scientific research (TNO) owns the other one half or

20,000  shares  of MSTec, B.V.    Between January 22, 1999 and February 1, 1999,

TNO  and  MSTec,  B.V.  entered  into a license agreement wherein TNO granted an

exclusive     non-transferable   license    for    further    development    and

commercialization  with  rights  to  sub-license  under  certain  conditions the international  patent  "cost  effective  method for treatment and/or disposal of water  containing (waste) streams (like sludge, sewage, dung, etc.) based on the application  of  zeolite".  The license also granted to MSTec, B.V. the right to use  on  a  non-exclusive  basis  all  of the technical knowledge and experience contained  in  certain reports and publications relative to the patent described above.  If  the  referenced  patent  application  were  not  granted,  then  the agreement  remains  in  force  regarding  the know-how  involved  in  the patent application.  The circumstances arise when the above referenced patent could not be exploited independently from international patent application #PCT/NL96/00215 entitled  "Method  and Device for Heating and Cooling Food Products" then TNO is required  to  grant  another license to MSTec, B.V. to preserve M.E.S.T., B.V.'s

"commercial  options"  for  the  purpose  of  the  licensing  agreement.

     Once  the  patent  regarding  the  treatment  of  waste and sludge has been granted,  TNO is required to transfer ownership of the patent to MSTec, B.V. for consideration  of  one  million  Dutch Guilders. (Approximately $500,000.00 USD)

TNO  is required to prosecute the patent and transfer that patent to MSTec, B.V.

on  the  payment  of the consideration recited above.  As MSTec, B.V. shares are owned  by  TNO  and M.E.S.T.,B.V. equally and M.E.S.T.,B.V. is owned outright by

MEST Corp, MEST Corp controls entirely the functions of M.E.S.T.,B.V. and MSTec,

B.V.  The administrative functions of commercializing and propagating the sludge and manure processing technology is controlled by MEST Corp.  MEST Corp. will be

entirely   responsible  for   sub-licensing  the   technology  for   utilization

domestically  and internationally.  There can be assurance that any patents will be  issued.  Furthermore, there is no  assurance  as to the scope  and degree of

protection  any  issued patents  might afford TNO or the Company.   Disputes may

arise with third parties as to the scope,  validity and  ownership  rights  of a patent.  Any defense of a patent could prove costly and time consuming and there can  be no  assurance  that  TNO  and/or  the  Company  will  be  successful  in defending  any  such  patents.

      There can be no assurance  that joint venture  between the Company and TNO will  be  successful  in  developing  the  technology  to a  state  where  it is commercially  feasible.  There can be no assurance that the Company will receive any  revenues  from  any  technology  developed  by  the  joint  venture.

      The  construction  and  operation  of  waste,  sludge and manure treatment facilities  has  not  yet  been  determined.  The  Company  may  sell production capacity treatment devices to operators for their own purposes.  The Company may license  distributors to sub-license the technology in define geographical areas or  the  Company  may  fabricate devices which will be company owned and derived compensation  for  production  operations from processing and from production of pelletized  products.  Actual  fabrication will likely occur on a contract basis by  responsible  fabricators  and  machine  shops.

     Operational  obligations  for the production of zeolite dehydration devices is  being  determined.  In  the  event  the  Company  sells outright a treatment facility,  then  the  continuing  operational  obligations  are  negligible  and relegated  to  warranty  services.  In  the  event  the  Company  fabricates and

operates   treatment   facilities   in-house,  then   operational  controls  and

obligations  are  comprehensive  and   envelop  all  states  of  raw   materials

procurement, processing, mechanical service maintenance and repair installation,

sale  of  finished  product  and  warranty  work.


     Hog  and Poultry Farms In the European  Community an estimated  121,000,000 hogs are raised in hog farms  each year  generating  million  tons of hog manure each year.  Hog farms breed and raise hogs in indoor pens. The pens are enclosed in barns which, in some cases, are as large as football fields. Metal grates are used as the floors for the pens.  Hog manure is pushed through slats between the metal grates and flushed into pits or holding ponds known as lagoons. The manure in the lagoons is then buried in landfills. However, many fields surrounding hog farms are becoming so saturated  that they cannot  absorb all of the hog manure.

In addition,  lagoons have at times leaked and overflowed.  As a result, the hog manure is beginning to contaminate ground water,  drinking wells, lakes, streams and rivers and is causing air  pollution as a result of odors from the hog barns and lagoons. Poultry farms dispose of their waste in a similar fashion resulting in the same pollution problem.  The Company believes the process being developed by  MEST  can  provide  a  solution  to  the  hog  and  poultry waste problem by processing the manure into  fertilizer on a continuous  flow basis  and  thereby eliminating the  need  for  the  lagoons.

      Sludge  Disposal.  Most wastewater  treatment  facilities treat wastewater through the use of bacteria.  Wastewater  is  collected in tanks where  bacteria consume the waste.  The bacteria  (i.e.  "sludge") then settles to the bottom of the tank.  Prior to  discharge  into rivers or lakes the treated  wastewater  is disinfected  with  chlorine  or  ultra-violet  light.  The  sludge  is buried in landfills.  The Company  believes the same TNO technology  applicable to hog and poultry  manure  can  be  used  to  incinerate  the  sludge.

     Since the completion of the 250 kg/hr pilot plant, TNO has processed sludge and  manure  to demonstrate feasibility for basic pretreatment practices, intake mechanisms,  interaction  between  sludge,  manure  and  zeolite, segregation of zeolite  and  dried  material  and  pelletization.  Initial tests concluded that dehydration of  material reduced moisture content in sludge by approximately 80%

or  more.  Sludge  material  was  tested  for  combustion  characteristics.  The company has tested exhaust  for chemical composition.  Initial testing indicates that  in  excess  of  90% of pollutants remain in the ash.  The company makes no representation  regarding  the  market  applications and economic feasibility of utilizing  dehydrated  sludge  for incineration purposes.  The Company envisions selling  such  products  to incineration facilities for commercial boilers, heat transfer  or  co-generation  applications.  Fly ash disposal will be effected in compliance  with  local  disposal  ordinances.

Sales  and  Marketing

      The Company plans to market its proprietary process and fertilizer through sales  personnel,  manufacturers'  representatives,  distributors and licensees.

      It is expected  that the joint  ventures  manufacturer's  representatives,

distributors  and licensees will be  independent  businesses  which,  in certain cases,  will  have  the  exclusive  right  to sell or use  the  joint  venture's technology  systems in a specified  geographical  area. The joint venture may be required to provide both engineering and marketing support to its manufacturer's representatives,  distributors  and  licensees.

     The  Company  has  made  no  decision  regarding  the area of market focus.

Preliminary  hearing  inquiries  regarding  the zeolite dehydration process have come  from Belgium, the Netherlands and Alaska.  The Company's marketing impetus will depend on the perceived ability of the Company to penetrate certain markets regardless  of  geographical  orientation.


Competition

      The  waste  treatment  industry  is  fragmented,  with  numerous  regional participants  in  countries  throughout  the world  which are  limited  in their geographic  scope.  This  fragmentation is primarily due to local differences in water quality and supply,  different  levels of demand for water  resulting from varying  concentrations  of  industry  and  population,  and local  governmental regulation.  Most participants in the waste treatment industry provide a limited number of treatment  technologies,  a limited number of products or services, or focus on a particular industry.  The number of industry participants ranges from several  large  companies  to  hundreds  of  small  local  companies.

      A large number of companies compete in the chemical  fertilizer  industry,

most of which have greater  financial and marketing  resources than those of the

Company.

Government  Regulation

     The United States Government, through the Clean Water Act and the Clean Air

Act,  regulate  the  processing,  utilization and disposal of sludge, manure and organic  wastes which would be generated by the Company's proprietary dewatering technology.  Several  phases of the dewatering process will involve local, state

and  federal  regulations.  Hauling  or  transporting  raw  sewage   or  manure,

preprocessing  storage,  pre-dewatering  segregation,  air  quality of processed

material,  zeolite  segregation,  zeolite   reconstitution,  pelletization   and

disposal of treated waste products may involve to a certain extent environmental regulation and permitting by local state and national authorities.  For example,

the United States Government regulates the quality of process sludge in terms of disease,  chemical  composition  or  the  existence of the proprietary treatment material  in  the  finished  dewatered  sludge  product under 40 CFR 503 et seq.

Waste  water  effluents  reintroduced into sewage systems are governed by 40 CFR

403.  40  CFR  122  prescribes  pretreatment  rules  if  the volume of effluence constitutes  a  "significant  source"  under  the  applicable  regulation.

     If  the  materials processed by the Company's dewatering system constitutes hazardous  waste, it may be regulated by the Resource Conservation Recovery Act.

Non-hazardous  waste  substances are governed by 40 CFR 257 (materials without a garbage  content)  or 40 CFR 258 (bio-solids with a garbage content).  Generally the  United  States  federal  regulations  are  secondary  in  consideration  to municipal  concerns  expressed  in  local,  municipal or city ordinances.  Local ordinances  will  prescribe  parameters  for  dewatering  bio-solids, sludge and manure  as part of the regulation process of landfills, utilization of human and

animal   waste   products  as   fertilizers,  sewage   treatment   plants   (for

reintroduction  of segregated fluids) and local air quality controls through the permitting  process.

     MEST  has  not determined where the first dewatering processing system will be  located.  This  determination will likely be made based upon the location of plants  purchased  by  interested  parties.

     The  actual construction of the proprietary dewatering process by MEST Corp or a duly licensed subcontractor has not revealed or invited regulatory concern.

Mechanics  of  this  system  involve  in-feed  augers, hoppers, mixing chambers,

vacuum  equipment,  a  segregation  unit,  a  thermal  desorption  unit  (turbid reactor),  air  pumps,  ventilation  equipment, conveyors, pelletizers and other

standard   manufactured  items.   The  Company's  negotiations  with   potential

manufacturing  partners  will  include  a requirement that manufacturing and the physical  facility  where  production  is  located  comply  with local, state or provincial  and  applicable  national  regulations.


      Many  governments  regulate  and  enforce  wastewater  treatment  as well.

Continued promulgation and enforcement of similar regulations, or the failure to adopt or enforce such regulations could have a significant  impact on the demand for any technology  which may be developed by the Company's  joint ventures with

TNO.

         The  Company's  offices  are  located  at  TNO Environmental Technology

Valley  Laan  van  Westenenk  501,  7334  D T  Apeldoorn,  The  Netherlands. The

Company's telephone  number  is  011 31 55 534 7040 and its  facsimile number is

011 31 55 534 7532.

      As  of  June  30, 2001,  the  Company has one full time employee, Mr. Greg

Schmick  who  serves  as President, Secretary and Director.  Contingent upon the

Company  raising  sufficient  capital,  the  Company  plans  to hire  additional employees  as may be  required  by the  level of the Company's  operations.  See

"Use  of  Proceeds".

Item  2.  Management's  Discussion  and  Analysis  or  Plan  of  Operations

      If TNO's study suggests that TNO's process will be commercially  feasible,

the  Company  plans to use TNO's  technology  to build  manure/sludge  treatment facilities  for  third  parties.  The  Company  anticipates  that it  will  cost approximately  $850,000  to $1,000,000  USD  and require from four to six months to construct  a  plant  capable  of  treating  11  tons  per  hour  of  manure.

      During the  nine  month period ending  September  30,  2002,  the  Company

projects   expenditures  of   approximately  $2,610,000   in   capital  to  fund

ongoing  research, construct  a full scale dewatering device, fund operating and marketing  expenses  and to acquire  the exclusive  rights  to  use  the process being  developed by MST  for  processing  sludge.  The  Company plans  to  raise additional  capital through  the sale of its common stock.

     Current  available  funding  will allow the Company to successfully operate for  a period of twelve months as the Company is currently structured.  In order to  engage  in  activities  designed  to  quantify energy costs for a variety of materials  processed  by  the propriety dewatering device, engage in substantial marketing  activities,  construct production devices, additional capital will be required.

     Current  research  and   testing  in  collaboration  with  TNO   after  the

development  of  the pre-production device is concentrated on the quantification of  energy  costs  and  procedures  for  processing a variety of materials.  The

Company  has  plans  for expanding the application of its proprietary process to all  types of animal manure and waste, various types of sludge, fish waste, pulp and paper mill byproducts, agricultural and food processing wastes.  The Company has positioned itself in collaboration with TNO with the ability to economically

expand  testing   plans  and   individual   market  research   economically  and

efficiently.   The  pre-production   unit  is   capable  of  demonstrating   the

feasibility  of  utilizing  the  Company's  proprietary  dewatering  process for

specific  applications.  While  the  Company   does  not  anticipate  generating

significant revenues from research or basic testing endeavors, it does expect to cover  costs  of  applied  energy costs analysis as well as specific application testing.

     The  Company expects to market its 5 ton per hour or 11 ton per hour device and  is  currently  entertaining  several  serious  inquiries regarding the plan process  and  its  application  in Europe.  The initial pre-production sales are expected  to take longer than routine production because the Company anticipates resolving production engineering and volume processing issues.  The Company also anticipates  raising  capital for in-house acquisition of production devices for


demonstration  facilities,  fertilizers  production  or  potential partnering or organic  waste  processing.  In  order  to  facilitate  the  Company's plans for marketing  and production partnering, the Company expects to increase the number of  its  employees  to  accommodate  these  specific  objectives.

     After the development of the 250 kg per hour pre-production device pursuant to the joint venture arrangement with TNO, the proprietary dewatering system has demonstrated  the  ability  to  process  an  ongoing  stream  of waste products.

Preliminary  data  regarding  the  commercial  feasibility  indicates  that  the processing  of  manure  may  be  commercially  feasible in certain applications.

Commercial  feasibility  is  dependent  upon costs for disposal of animal waste,

potential  for  re-utilization of the dewatered product and administrative costs

of  managing  environmental  regulations.   For  example,  the  process  may  be

economically  viable  for  a commercial feed lot or hog operation and may not be feasible  for  an  individual  dairy  farmer.

      There  can be no  assurance  that  the  TNO's  treatment  process  will be commercially  feasible,  that the  Company  will be able to sell  any  treatment plants  or  that  the  Company  will  be  able  to raise any additional capital.

     The  Company  anticipates   that  the  target  market  for  the   Company's

proprietary  dewatering  device will be high volume feed lots for hogs, poultry,

beef  cattle  and  dairy animals where the aggregation and disposal of manure is

costly  and  highly  regulated.   Preliminary  acceptance  of  the  economically

efficient  drying  process is almost universal.  However, commercial feasibility and  viability  of  processing bio-wastes has yet to be determined.  Third party purchases  will generally not require in-house funding.  Purchase contracts will require  installments  calculated  to  cover  manufacturing  costs.  The Company currently  does  not  anticipate  acquiring  necessary tooling for production or pre-production  purposes.  The  Company anticipates procuring additional funding through  September  30,  2002  through  public  offerings or private placements.

     Under  enclosure 2 the Company has included an agreement with regard to the

subordinated  loan  between   M.E.S.T.,B.V.  and  MSTec,  B.V.   The  referenced

agreement  acknowledges  and contemplates MSTec, B.V.'s financial obligations to procure  the licenses for the zeolite technology and patent procurement.  MSTec,

B.V.  is  required  to  pay  the loan by remitting 50% of all positive operating profits  commencing  December  31,  1999.  Any  unpaid balance of the loan bears interest  at  the  rate  of  5%  per  annum.  The interest is to be paid yearly.

M.E.S.T.,B.V. agreed to subordinate MEST's repayment obligations for the benefit of Rabo Bank in Appledorn and the benefit of TNO so that MSTec, B.V. can pay all other  debts  except  those  that  are  "equal  to  both  parties".

Item  3.  Description  of  Property.

     The  Dutch  Organization  for Applied Scientific Research which is based at

2628VK  DELFT  Schoemakerstraat 97 (hereafter referred to as TNO) entered into a license  agreement with Manure and Sludge Technology B.V. (Hereafter referred to as MSTec, B.V.).  The data and technical information acquired in the MSTec, B.V.

acquisition  relates  to basic research, compilations of statistical information from basic engineering and experimentation.  TNO conducted research beginning in

1993 involving utilization of the zeolite technology for pasteurizing and drying food  products.  TNO applied for international patents for the use of zeolite in drying process under patent number PCT/NL96/00215 entitled Method and Device for

Heating  and Cooling Food Products.  The zeolite application to the treatment of sludge  and manure developed from the original application of the zeolite drying technology  for  certain  food  stuffs  under  an  original  application  number

NL/1000482  dated  June  1,  1995.


     On  July  10,  1998  TNO  applied  for  another patent under number 1009619 entitled Cost Effective Method for Treatment and/or Disposal of Water Containing

Waste  Streams  (like  sludge,  sewage, dung, etc. based upon the application of zeolite).  The  patents  are  still  pending.

     MSTec.  B.V.'s license regarding the aforementioned TNO technologies are to

further  "develop  and   commercialize  the  unique   zeolite  drying   process.

Commensurate  with  such  rights  MSTec,  B.V.  has  the  right  to  utilize all

"technical  knowledge  and  experience"  with regard to the patent applications.

The  Company  acquired all of MSTec, B.V. license rights through the acquisition of  M.E.S.T.,  B.V.  which  owns  all  of  the  shares  of  MSTec,  B.V.

     The MSTec, B.V. joint venture was formed with TNO on February 1, 1999.  The material  terms  of  the  licensing  agreement are contained in Section 1 of the license  and  are  summarized  here.

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management.

    The following  table sets forth the number of and  percentage of outstanding shares of common stock beneficially owned by the Company's  officers,  directors and those  shareholders  owning more than 5% of the Company's common stock as of

June  30,  2001.

                                  Shares  of

Name  and  Address                Common  Stock  (1)        Percent  of  Class

--------------------------------  -------------------     ----------------------

Marieke  Oudejans                    2,260,000  (2)               29.44%

#68  Willem  Van  Weldamme  LAAN

P.C.  1082  KW

Amsterdam,  The  Netherlands

Maurice  Schelvis                    2,010,000  (2)               26.19%

Stadhouderskade  142

1074  BA  Amsterdam

The  Netherlands

Eugene  M.  Larabie                       --                         --

507-595  Howe  St.

Vancouver,  British  Columbia

Canada  V6C  2T5

Robert  E.  Johnson                       --                         --

L1901-1600  Beach  Avenue

Vancouver,  British  Columbia

Canada  V6G  7Y6

All  Officers  and  Directors        4,270,000                     55.63%

  as  a  Group  (4  persons)

(1) Does not include  shares  issuable  upon the exercise of options held by the certain  officers.  See  "Management  -  Transactions  with  Affiliates".


Item  5.  Directors,  Executive  Officers,  Promoters  and  Control  Persons.

    The  following  sets  forth  certain  information   concerning  the  present

management  of  the  Company:

Name                       Age  Position  with  Company

-------------------------  ---  ------------------------------------------------

Marieke  Oudejans           30  President,  Secretary,  Director (12/97 to 4/01)

Greg  Schmick               51  President,  Secretary,  Director  (began  April

                                2000 through date of last amendment)

Maurice  Schelvis           59  Vice  President (through date of last amendment)

Eugene  M.  Larabie         61  Vice  President

Robert  E.  Johnson         65  Chief  Financial  Officer  and  Vice

                                President  of  Operations

     Greg  Schmick  has  been  president  and Secretary the Company since April,

2001.  Mr. Schmick  has  been a  Director since February  of  2000.  Mr. Schmick has been previously engaged as a principal of International Soil Sciences, Inc.,

a Oregon corporation, engaged in the business of recycling since 1998.  For  the past 5 years,  Mr. Schmick  has been an  independent contractor  consulting  for various recycling operations in the Pacific Northwest.

      Marieke  Oudejans  has  been  was formerly an Officer and  Director of the

Company  from  January  1998  to  April  2001.  Since  June  1997  Ms.  Oudejans

as been the President of M.E.S.T., B.V., a corporation which was acquired by the

Company  in  April  1998  until  April  2001.   Until  June  1997  Ms.  Oudejans

was  an  assistant  vice president  for  ATT-Unisource,  a  Company  engaged  in telecommunications.

      Maurice  Schelvis  has been an officer and  director of the Company  since

July 1998. For the past five years Mr. Schelvis has been an officer and director of  a  real  estate  trading  company in Amsterdam, The Netherlands.

      Eugene M. Larabie has been an Officer of the Company since  February 1998.

Since 1984 Mr.  Larable has been the  president  of Laroth  Engineering  Ltd., a corporation  providing  consulting  services  to  the  mining  industry.

     Robert E. Johnson has been an Officer of the Company since  February  1998.

Mr.  Johnson  has been  retired  since 1993.  From 1975 to 1993 Mr.  Johnson was manager of customer services for the British Columbia Hydro and Power Authority.

      Technical  Advisor  Jan Pranger is a process engineering  consultant  with

extensive  experience  in   manufacturing  and   design  and  has  served  as  a

technical  advisor since March 1999.  Mr.  Pranger  obtained his masters  degree in  Chemical  Engineering  (with  distinction)  from  the  Dutch  University  of

Delft.   Before  starting  his   studies  he   gained  several   years  research

experience  with  the  Company  Tebodin  Consultants and Engineers in the Hague.

After obtaining his degree in chemical engineering,  Mr. Pranger became a member of  the  Royal  Institute  of  Engineers  (Kivl).

Item  6.  Executive  Compensation.

      The following table sets forth in summary form the  compensation  received

by  (i)  Marieke  Oudejans,  the  Company's  Former  President,   (ii)   Maurice

Schelvis,  Eugene  Larabie  and Robert Johnson,  the Company's  Vice  Presidents

and  (iii)  Greg Schmick, the Company's current President and Secretary and (iv)

by  each  other  executive  officer  of the Company  who  received  compensation during  the  fiscal years  ending December  31, 1997, 1998, 1999, 2000  and  the six-month period ending June 30, 2001.


                                             Other Annual  Restricted    Options

    Name  and         Fiscal  Salary  Bonus  Compensation  Stock Awards  Granted

Principal  Position    Year    (1)     (2)        (3)           (4)        (5)

--------------------  ------  ------  -----  ------------  ------------  -------

Marieke  Oudejans,      1997     --      --         --           --          --

President               1998     --      --         --           --     100,000

                        1999                                            100,000

                        2000   $87,602   --         --           --     100,000

                        2001   $29,200   --         --           --     100,000

                        06/02    --      --         --           --      50,000

Maurice  Schelvis,      1997     --      --         --           --          --

Vice  President         1998     --      --         --           --     100,000

                        1999     --      --         --           --     100,000

                        2000     --      --         --           --     100,000

                        2001     --      --         --           --     100,000

                        06/02    --      --         --           --      50,000

Greg  Schmick,          1997     --      --         --           --          --

President/Secretary     1998     --      --         --           --          --

                        1999     --      --         --           --          --

                        2000   $16,000   --         --           --          --

                        2001   $24,000   --         --           --          --

                        06/02  $12,000   --         --           --          --

Eugene  Larabie,        1997     --      --         --           --          --

Vice  President         1998     --      --         --           --      15,000

                        1999     --      --         --           --          --

                        2000     --      --         --           --          --

                        2001     --      --         --           --          --

                        06/02   --       --         --           --          --

Robert  Johnson,        1997     --      --         --           --          --

Vice  President         1998     --      --         --           --      15,000

                        1999     --      --         --           --          --

                        2000     --      --         --           --          --

                        2001     --      --         --           --          --

                        06/02   --       --         --           --          --

(1)  The  dollar  value  of  base  salary  (cash  and  non-cash)  received.

(2)  The  dollar  value  of  bonus  (cash  and  non-cash)  received.

(3) Any other annual  compensation not properly  categorized as salary or bonus,

    including perquisites and other personal benefits,  securities  or property.

    Amounts  in  the  table  represents  automobile  allowances.

(4) Amounts reflect the value of the shares of the Company's common stock issued as  compensation  for  services.

(5) The shares of Common  Stock  to be received  upon the exercise  of all stock options granted during the year fiscal years shown in the table.


      The table below shows the number of shares of the  Company's  Common Stock owned by the officers listed above,  and the value of such shares as of June 30,

2001.

      Name                          Shares                        Value

      ---------------------       ---------                   -------------

      Marieke  Oudejans           2,260,000                   2,260,000  *

      Maurice  Schelvis           2,010,000                   2,010,000  *

*  The Company's common stock did not  begin to trade on  the pink sheets  until

July 1999.  From July,  1999 until  June  2001, there  has not  been  sufficient trading history or consistent market from which to base an opinion regarding the value  of  such shares.  Please refer to footnote 1 on page 17.

    The  following  shows the amounts  which the  Company  expects to pay to its officers and technical  advisor during the year ending December 31, 2001 and the time which the Company's executive officers and technical advisor plan to devote to the Company's business.  The Company does not have employment agreements with any of its officers or technical advisor.

                             Proposed            Time  to  be  Devoted

Name                       Compensation         To  Company's  Business

-------------------------  -------------------  --------------------------------

Marieke  Oudejans                  (1)                       100% (to 4/01)

Greg  Schmick                    $16,000(4)                  100% (from 4/01)

Maurice  Schelvis                  (2)                       50%

Eugene  Larabie                    (3)                        5%

Robert  E.  Johnson                (3)                        5%

Jan  Pranger                       (5)                        0%

(1)  The  Company previously planned to  issue  1,100,000  shares of  its common stock to Ms. Oudejans for services rendered to the Company  to April, 2000.

     The decision  to issue  such stock  has not yet been  made by the  Board of

     Directors.  Ms. Oudejans was  compensated at the  rate of  $87,602 per year beginning in 2000 which terminated with her employment in April 2001.

(2)  Subsequent to September 30, 1999 the Company  issued  100,000 shares of its common  stock to Mr.  Schelvis for  services  provided to the Company.  The

     Company also plans to compensate Mr. Schelvis with options for the purchase of  shares  of  the  Company's  common  stock.

(3)  The Company plans to issue shares of its common stock,  as well as options,

     to  this  person  for  services  provided  to  the  Company.

(4)  Mr.  Schmick's  stock  option  package  is  yet  to  be  determined.

(5)  Mr. Pranger's services are not anticipated to be required until 2002.

      The Company's Board of Directors may increase the compensation paid to the

Company's   officers   depending  upon  the  results  of  the  Company's  future

operations.

       As  of  June  30, 2002 the  Company  had granted options for the purchase of  the  Company's  common  stock  to  the  following  persons:

                      Shares  Subject             Option          Expiration

Name                    To  Option            Exercise Price         Date

--------------------  ----------------        --------------  ------------------

Marieke  Oudejens        100,000/yr              $0.50         July 31, 2002

Maurice  Schelvis        100,000/yr              $0.50         February 2, 2002

Eugene  M.  Larabie        15,000                $0.50         July 31, 2000

Robert  E.  Johnson        15,000                $0.50         July 31,  2000

Frank  J.  Janssen         50,000                $0.50         July 31, 2003

Afris  Holding  B.V.       50,000                $0.50         July 31, 2003


                                                                 Value  of

                                                                 Unexercised

Name               Shares                  No.  of  Securities    In-The-Money

                   Acquired      Value     Underlying            Options/

                   on  Exercise  Realized  Unexercised  options/  SARs at FY-end

                                           SARs  and  FY-end       (dollars)

                                           Exercisable  and       Exercisable/

                                           Unexercisable         Unexercisable

-----------------  ------------  --------  --------------------  ---------------

Marieke Oudejans        0          0          450,000/500,000     see footnote 1

Maurice Schelvis        0          0          450,000/500,000     see footnote 1

Eugene M. Larabie       0          0           15,000/15,000      see footnote 1

Robert E. Johnson       0          0           15,000/15,000      see footnote 1

Frank J. Janssen        0          0           50,000/50,000      see footnote 1

Afris Holdings BU       0          0           50,000/50,000      see footnote 1

(1)  The  Company  is  unable to  place a value of  exercisable or unexercisable options  due  to  the  lack  of historical or current market activity.  However,

footnote  11  on  the  Notes  to  Consolidated Financial Statements  represented compensation  costs  to operations as follows: 1998 - $865,938; 1999 - $717,900;

2000  -  $767,900.

     In the opinion of Management and  based upon  the transactional  history of stock sales of Registrant as of June 30, 2002,  the estimated  fair value of the

Company's  common  stock  is  $7,320,806 USD  indicating  a per  share  price of

Approximately  $1.00  USD.   The  share  price  derives  from  NASD  Pink  Sheet

transactional  history.  The  value  of  shareholdings  held  by  the  Company's principals has been revised to indicate values on page 15 of the Amended filing.

The statement explaining why  registrant believes  the valuations  are estimates only. The fair value of the unexercised in-the-money options as of June 30, 2002 has been revised by the inclusion of Management's estimate of option values.

     Accounting  standards  which consider standards for recognition of stock in stock  options  for  purposes  of compensating directors, officers, employees or advisers,  are  found  in Statement of Financial Accounting Standards number 123

(SFAS  123).  In accordance with SFAS 123, the options and/or stock compensation given  to the individuals mentioned in the last table of item 6 follows: Options granted  to  Marieke  Oudejans and Maurice Schelvis were deemed compensation for services  rendered  for  founders  efforts, forbearance from collecting wages or salaries  and for compensation for loans or monies advanced.  Options to Messrs.

Larabie  and  Johnson  were compensation for more limited activities  benefiting the  Company.  Afris Holdings, Inc. received stock options pursuant to a request by  Richard Van Bremmell who acted as general manager in 1998-1999 as part  of a salary  compensation  package.  Larabie  and Johnson were each given options for

15,000  shares  as  part  of  a  salary  compensation  package.

Item  7.  Certain  Relationships  and  Related  Transactions.

    The Company has issued  shares of its common  stock to the  persons,  in the amounts,  and  for  the  consideration  set  forth  below:

                                        Number

       Name                Date        of  Shares       Consideration

---------------------  -----------  ----------------  --------------------------

Marieke  Oudejans         4/9/98        1,920,000     All  of  the  issued

                                                      and  out-standing

                                                      shares  of  M.E.S.T., B.V.

Marieke  Oudejans        4-08-98        2,100,000     $25 and founder's services

Maurice  Schelvis        3-10-98          250,000     $25 and founder's services


     An  accounting  of  the  loans  made  by  the Company's principals, Marieke

Oudejans  and  Maurice  Schelvis,  appear in four related party transactions and

Note  12  "Subsequent  Events"  which are attached to the consolidated financial statements  for  years  ending  December  31,  1998, 1999, and 2000.  The loans,

forgiveness  of  debt  and reconciliation occurred May 15, 2001 and explanations have  been  made  as  a  part  of  the  audited  accounting.

       In March 1999 Marieke Oudejans transferred 1,760,000 of her shares of the

Company's  common  stock  to  Maurice  Schelvis  in  a private transaction.  See

Securities  Ownership  of  Certain  Beneficial  Owners,  above.

     M.E.S.T.,  B.V.  had  issued previously 2,000 shares of its common stock to

Marieke  Oudejans  which  represented all of the issued and outstanding stock of

M.E.S.T.,  B.V.  At  the  time  of the April 9, 1998 transaction, no attempt was made by M.E.S.T., B.V. to obtain an independent business appraisal or accounting opinion regarding the value of M.E.S.T., B.V.  M.E.S.T., B.V.'s assets consisted of  rights  and  duties it procured by virtue of the Licensing Agreement between

TNO,  MSTec,  B.V.  and  M.E.S.T.,  B.V.  with  its attendant rights, duties and liabilities.  The value of the proprietary dewatering system was not the subject of  an independent business valuation or independent audit.  Consequently, there were  no  representations  made  to  shareholders,  officers or directors of the

Company  in  regards  to  the  sale/acquisition  of  M.E.S.T.,  B.V.  shares.

Item  8.  Description  of  Securities.

Common  Stock

    The Company is  authorized to issue  30,000,000  shares of Common Stock (the

"Common  Stock").  As  of  June  30,  2001  the Company had 7,320,055  shares of

Common Stock issued and  outstanding.  Holders of Common Stock are each entitled to cast one vote for each  share  held of record  on all  matters  presented  to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of  the  outstanding  Common  Stock  can  elect  all  directors.

    Holders of Common  Stock are  entitled to receive  such  dividends as may be declared by the Board of Directors out of funds legally available  therefor and,

in the  event of  liquidation,  to share  pro  rata in any  distribution  of the

Company's  assets after  payment of  liabilities.  The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid  until  the  Company  is  in  profit.

    Holders  of  Common  Stock do not have  preemptive  rights to  subscribe  to additional shares if issued by the Company. There are no conversion, redemption,

sinking  fund or  similar  provisions  regarding  the Common  Stock.  All of the outstanding  shares of Common Stock are fully paid and non-assessable and all of the shares of Common stock offered hereby will be, upon issuance, fully paid and non-assessable.

     The  stock  of  the Company MEST Corp is considered a penny stock which has numerous  trading  restrictions  by virtue of the Securities and Exchange Act of

1934.  Please  refer  to  Rule 15g-1 through 15g-9 (17 CFR 240.15 g-1 through 17

CFR  240.15  g-9).  17 CFR 240.15g-2 makes it unlawful for a broker or dealer to effect a penny stock transaction for or with the account of a customer unless he or  she has furnished to the customer a document which contains the warnings and precautionary  disclosures  regarding the penny stock market contained in 17 CFR

240.15g-100,  15g,  and  a  manually  signed  acknowledgment of receipt of these documents.  Schedule  15g  contains important information regarding penny stocks which  include  disclosures regarding the risk of investing in penny stocks, the financial  remuneration  of the sales person in regards to the stock  purchased,


rights to seek outside advice before buying any stock and rights with respect to redress  through  compliance  officer  for  any  problems  which may have arisen regarding  sales persons.  Schedule 15g cautions investors regarding information which  investors  should obtain, offering price, selling prices and compensation charged  by  the  selling  and purchasing dealers.  Potential investors are also cautioned  regarding  brokers'  duties  and customers' rights and remedies which include  contact information for the NASD, NASAA and the SEC.  Schedule 15g also informs  investors  regarding the role of the Securities and Exchange Commission with  respect  to  the  issuance or approval of such shares and provides further

cautions  regarding   the  timeliness   of  investment  decisions,   information

concerning  the  company  issuing the stock,  risk of penny stock securities and the  market  and  the  credibility  and reliability of the brokerage firm who is purveying  the  stock.

     Rule  15g-3,  17  CFR  240.15g-3  requires  a broker or dealer to reveal to prospective  purchasers  inside  bid  or offer quotations if such are available.

Under  certain  circumstances the dealer is required to disclose its offer price for  the  security  under  conditions  set forth in Rule 15g-3(a)(i)(A) and (C).

Rule  15g-4  requires the broker or dealer to reveal the aggregate amount of any compensation  received  in connection with a transaction of penny stock and keep records  regarding  such disclosures.  Rule 15g-5 requires a broker or dealer to reveal to its customer the aggregate amount of any cash compensation received as a  part  of  a  transaction  and  keep records of the same.  Rule 15g-6 requires brokers  and  dealers  to  send  a  customer  a written statement containing the information  concerning price determinations and market and price information in accordance  with Rule 15g-6(c)(d).  Rule 15g-8 prohibits any person from selling or offering securities deposited and held in escrow or trust account pursuant to rule  419  under  Securities  Act  of  1933 with certain exceptions.  Rule 15g-9 restricts  broker/dealers  from selling any penny stocks to customers unless the transaction  is  exempt or the broker/dealer before the transaction has approved the  person's  account  transactions  involving  penny  stocks  pursuant to Rule

15g-9(b)  and  the  broker  or  dealer  has  received a written agreement to the transaction  setting  forth  the  identity and quantity of the penny stock to be purchased.

     The foregoing description is intended only as a summary of the restrictions on  broker/dealers  with  respect  to  the  promotion  and  sale  of penny stock transactions.  The  two  fold effect of compliance with all of the broker dealer regulations  set  forth  above  allows  prospective  purchasers to have valuable information  regarding  the financial motivations of the broker dealer purveying penny  stock  and  restricts  broker  dealers  with  respect  to  the  financial

qualifications   and  informational   requirements   distributable   to  persons

contemplating  the  acquisition  of  the  company's shares.  A copy of Rule 15g,

read  it  carefully  and  consult  with  counsel  if  necessary.

Preferred  Stock

    The  Company is  authorized  to issue up to  5,000,000  shares of  Preferred

Stock.  The  Company's  Articles  of  Incorporation  provide  that the  Board of

Directors  has the  authority  to divide the  Preferred  Stock into  series and,

within the limitations  provided by Delaware  statute,  to fix by resolution the voting power,  designations,  preferences,  and relative participation,  special rights, and the qualifications, limitations or restrictions of the shares of any series so established.  As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without  shareholder  approval,  the

Preferred Stock could be issued to defend against any attempted  takeover of the

Company.


      The  Company's  directors ratified Company activities to   established the

Company's  Series  A  Preferred  Stock  and  authorized  the  issuance  of up to

1,000,000  shares of Series  A  Preferred  Stock  as part of this  series.  Each share  of  Series  A  Preferred  Stock is  entitled to a dividend at the rate of

$0.30  per share when, as and if declared by the Board of Directors out of funds legally  available  for  the  payment of  dividends.  Dividends  not declared by the Board of Directors  do not cumulate.  Upon any liquidation or dissolution of the  Company, each outstanding share of the Series A Preferred Stock is entitled to distribution of $4.00 per share prior to any distribution to  the  holders of the  Company's Common Stock.  The  holders of the Series A Preferred  Stock  are

not  entitled  to  any  voting rights.   Each share  of the Series  A  Preferred

Stock  is  convertible  into one  share  of the  Company's Common  Stock  at any time  after  June 1,  1999. Effective  February 1,  2000 each Series A Preferred

Share  which  is  still  outstanding  will automatically  be  converted into one share  of  the  Company's  common  stock.

As  of  June  30,  2002  the  Company has sold 535,985  Series A Preferred

Shares  at  an  average  price  of  $4.01 per share (after currency  translation adjustments).  The Company is currently converting all Series A Preferred Shares into  Common  Shares.

                                     PART  II

Item  1.   Market  Price of and  Dividends on the  Company's  Common Equity  and

Other  Shareholder  Matters.

     As  of  June 30, 2001 there were 169 record owners of  the Company's common stock  and  141  record  owners  of the Company's Series A preferred stock.  The

Company's  common  stock  is traded  in the over-the-counter  market.  Set forth

below  are  the  range  of   high  and  low   bid  quotations  for  the  periods

indicated  as reported  by  National  Quotation  Bureau.  The market  quotations reflect  inter-dealer  prices,  without retail mark-up, mark-down or commissions and  may  not necessarily  represent actual  transactions.  The Company's common stock  began  trading in July 1999.  There is no public market for the Company's

Series  A  Preferred  Stock.

                  Quarter  Ending             High            Low

                  ---------------------       -----           -----

                  September  30,  1999        $ 4.50          $4.43

                  December  31,  1999           --             --

                  March  31,  2000              4.00           2.00

                  June  30,  2000               --             --

                  September  30,  2000          --             --

                  December  31,  2001           1.00           0.12

                  March  31,  2001              1.04           0.98

                  June  30,  2001               --             --

      Holders of Common Stock are  entitled to receive such  dividends as may be declared by the Board of Directors out of funds legally available  therefor and,

in the  event of  liquidation,  to share  pro  rata in any  distribution  of the

Company's  assets after  payment of  liabilities.  The Board of Directors is not obligated to declare a dividend.  The Company has not paid any dividends on it's

Common Stock and the Company  does not have any current  plans to pay any Common

Stock  dividends.

      The provisions in the Company's Articles of Incorporation  relating to the

Company's Preferred Stock would allow the Company's directors to issue Preferred

Stock with rights to multiple  votes per share and dividends  rights which would have  priority  over any  dividends  paid with respect to the  Company's  Common

Stock.  The issuance of Preferred Stock with such rights may make more difficult


the removal of management even if such removal would be considered beneficial to shareholders  generally,  and  will  have the  effect  of  limiting  shareholder participation in certain  transactions  such as mergers or tender offers if such transactions  are  not  favored  by  incumbent  management.

Item  2.  Legal  Proceedings.

         The  company  has  been  made  aware  of an inquiry from the COB Bourse

Authority  (Securities Regulators in France)  published  in  the  September  22,

1999  Extel  Examiner  (France).  No  communication  regarding  a  complaint  or claim  has  been  made  to the Company.  The COB Bourse Authority will not share any  information  regarding  the  complaint  or  status  of  any  investigation.

Item  3.  Changes  in  and  Disagreements  with  Accountants.

        The  Company  changed Auditors from Arenthals En Partners (a Netherlands

Accounting Firm) to Williams & Webster PS, Certified Public Accountants.  To the

extent  the  Consolidated Financial Statements for calendar years 1998, 1999 and

2000, together with the Quarterly Consolidated Financial Statements for quarters ending  March  31, June 30 and September 30, 2000 and March 31 and June 30, 2001

differ  from  the  Statements  provided  by  Arenthals  En  Partners, Management disagrees  with  the  Financial  Statements  provided  by Arenthals En Partners.

Item  4.  Recent  Sales  of  Unregistered  Securities.

Shares  outstanding                                                Common  Stock

-----------------------------------------------------------------  -------------

1.  On  December 11, 1997 the Company sold 5,000,000 shares            5,000,000

      of common stock for $5,000 in cash.

    Please refer to the narrative contained in Item 1 "Description of Business".

The December  11, 1997 transaction  whereby  Solutions Tek, Inc. sold  5,000,000 shares of common  stock to  Bona Vista Holdings, Inc.  privately in an  isolated transaction  involving  an  accredited  investor  with  no  public  solicitation

Securities Act of 1933 Section 4 (6).  Bona Vista Holdings, Inc. is an entity in which  all of the shareholders (Martin Apps) were accredited investors by virtue of  his  status  as  director  and executive. See 17 CFR 233.501(a) (4) and (8).

Rule  502(b)(1)  makes  no  mandatory disclosure of information to an accredited investor  under  Rule  505  or  506  exemptions.  Rule  505  is available to the

Solutions  Tek, Inc. sale of 5,000,000 shares by virtue of the accredited status afforded  to  Bona  Vista  Holdings and its shareholder who was the director and executive officer and the fact that the aggregate amount of sales did not exceed

$5,000,000.00.  Rule  505  does not contain the exceptions listed under Rule 504

(a)  (1), (2) and (3) which precludes the use of Rule 504 for "development stage company  that  either  has no specific business plan  or  purpose".  Note, these shares were subject to the reverse stock split described in number 3 below.

2.  On  December  26,  1997  the  Company  issued  175,456 shares      5,175,456

    of  its  common  stock  in  a  share-for-share  exchange

    with  the  Series  "L"  shareholders  of  STB  Corp.

The  Company avails itself of the "exempted transaction" status of the Company's issuance  of  175,456 common shares in a cashless, share for share exchange with the  holders of Series L common shares of STB Corp.  Section 4 of the Securities and  Exchange  Act of 1933 expressly provides that the registration requirements of  the  1933  Act under Section 5 do not apply to transactions by an issuer NOT involving any public offering. The exchange involved no consideration other than stock.  The  Series  L,  STB  shareholders  had  the  opportunity to vote at the


special  meeting  of  shareholders, January 8, 1998.  No single dissent vote was made.  Aside  from  the  Notice  to  Shareholders of special meeting, no general advertisement or solicitation was made by the Company to the public. Note, these shares were subject to the reverse stock split described in number 3 below.

3.   On  March  2,  1998  shareholders  owning  in  excess of 50%          5,175

      of  the  Company's  common  stock  approved  a  1,000-for-1 reverse  split  of  the  Company's  common  stock.

4.   On  April  9,  1998  the  Company  sold  5,094,900  shares of     5,100,075

      common  stock  for  $510.

5.   On  April  9,  1998  the  Company  issued  1,920,000 shares of    7,020,075

     its common stock in consideration for all issued and out-

     standing shares of M.E.S.T., B.V., a Netherlands corporation.

6.   Between June 8, 1998 and October 9, 1998  the  Company  sold      7,320,055

     299,980 shares of its common stock for $3.00 per share.

     Between  June 8,  1998 and October 9, 1998, the Company sold 299,980 common shares  pursuant  to  an exemption under 17 CFR 230:504 (Regulation D 504 of the

Securities  and  Exchange  act  of 1933) and Regulation S.  The Company directly solicited  investors  at $3.00 USD per share.  The Company received and accepted

146  subscriptions  and  raised a total of $899,940.00 which was reported to the

SEC  on  the standardized Regulation D Report Form.  All of the shareholders who purchased  common  stock  were  solicited  offshore  as that term is defined and utilized  under  Regulation S (17 CFR 233:902).  There was no direct or indirect selling  effort made in the United States by the Company, a Company affiliate or an  agent  representing the Company or affiliate.  The offering amount qualified it  for an exemption from registration pursuant to Regulation D, Rule 504 of the

1933  Act.

Shares  outstanding                                              Preferred Stock

---------------------------------------------------------------  ---------------

1.     From December  7, 1998 to June 30, 2000 the Company               535,985

       sold 535,985 preferred shares and raised a total of

       $2,147,185.

     Between  December  7,  1998 and  June 30, 2000, the  Company  sold  535,985 preferred  shares  pursuant to an exemption under 17 CFR 230:903 (Regulation S).

The  Company  directly  solicited foreign investors at $4.01 USD per share.  The

Company  received  and  accepted  141  subscriptions  and   raised  a  total  of

$2,147,185.   All  of  the  shareholders  who  purchased  preferred  stock  were solicited  offshore  as that term is defined and utilized under Regulation S (17

CFR  233:902).  There  were  no direct selling efforts made in the United States by the  Company, a  Company  affiliate or  an agent  representing the Company or affiliate.

      The sale of the Company's  Series A preferred stock was exempt pursuant to the  provisions of Regulation S of the Securities  and Exchange  Commission.  No

offering  or sale of the Series A preferred  stock was made to any U.S.  person.

The Series A preferred  stock and the shares  issuable  upon the  conversion  of

Series A preferred  stock are  restricted  securities as that term is defined in

Rule  144 of the  Securities  and  Exchange  Commission.  Neither  the  Series A

preferred  shares or any shares  issuable  upon the  conversion  of the Series A preferred  shares  can be  sold  or  transferred  to  any  U.S.  person,  unless registered for public resale, prior to the end of the restricted period required by  Regulation  S.


Item  5.  Indemnification  of  Directors  and  Officers.

      The Delaware General Corporation Law and the Company's Bylaws provide that the Company may indemnify any and all of its officers,  directors,  employees or agents or former  officers,  directors,  employees or agents,  against  expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal  proceeding,  except as to matters in which such persons shall be determined not to have acted in good faith and in the best interest of the Company.  Insofar as  indemnification  for  liabilities  arising under the  Securities  Act of 1933 may be permitted to directors,  officers,  or persons  controlling  the Company  pursuant  to the  foregoing  provisions,  the

Company has been  informed  that in the opinion of the  Securities  and Exchange

Commission,  such  indemnification  is against public policy as expressed in the

Securities  Act  of  1933  and  is  therefore  unenforceable.

                                   PART  F/S

                          MANAGEMENT OF ENVIRONMENTAL

                         SOLUTIONS & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                       CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 2000, 1999, AND 1998

                             WILLIAMS & WEBSTER PS

                         CERTIFIED PUBLIC ACCOUNTANTS

                       BANK OF AMERICA FINANCIAL CENTER

                         601 W. RIVERSIDE, SUITE 1940

                               SPOKANE, WA 99201

                                (509) 838-5111

                          MANAGEMENT OF ENVIRONMENTAL

                         SOLUTIONS & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                               TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT                                            1

CONSOLIDATED FINANCIAL STATEMENTS

       Consolidated Balance Sheets                                      2

       Consolidated Statements of Operations and

             Comprehensive Income (Loss)                                3

       Consolidated Statement of Stockholders' Equity                   4

       Consolidated Statements of Cash Flows                            5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              6


Board of Directors

Management of Environmental Solutions & Technology Corp.

APELDOORN,

The Netherlands

                         INDEPENDENT AUDITOR'S REPORT

We  have  audited the accompanying consolidated balance sheets of Management of

Environmental  Solutions & Technology Corp. (a development stage company) as of

December 31, 2000,  1999,  and  1998 and the related consolidated statements of operations and comprehensive income  (LOSS),  stockholders'  equity,  and  cash flows  for  the  years  then  ended  and  for the period from December 10, 1997

(inception) to December 31, 2000.  These consolidated  financial statements are the  responsibility  of  the  Company's management.  Our responsibility  is  to express an opinion on these consolidated  financial  statements  based  on  our audit.

We  conducted  our  audits  in  accordance  with  auditing  standards generally accepted in the United States of America.  Those standards require that we plan and  perform  the  audit  to  obtain  reasonable  assurance  about whether  the financial  statements  are  free  of material misstatement.  An audit  includes examining, on a test basis, evidence  supporting the amounts and disclosures in the  financial statements.  An audit also  includes  assessing  the  accounting principles  used  and  significant  estimates  made  by  management, as well as

evaluating the overall financial statement presentation.   We  believe that our

audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly,  in  all  material  respects,  the financial position of Management  of

Environmental Solutions & Technology Corp.  at  December  31,  2000,  1999, and

1998,  and  the  results  of  its  consolidated  statements  of  operations and comprehensive income (loss), cash flows, and stockholders' equity for the years ended  December 31, 2000, 1999, and 1998, and for the period from December  10,

1997 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company has been in the development stage since its inception  on  December  10, 1997 and has had recurring losses and no revenues.

The Company's decision is  to  perfect  its  technological  application  before entering  the  market.  Realization  of  a  major  portion  of  the  assets  is dependent upon the Company's ability to meet its future financing requirements,

and  the  success of future operations.  These factors raise substantial  doubt about the Company's ability to continue as a going concern.  Management's plans regarding those matters  are  described in Note 2.  The financial statements do not  include  any adjustments that  might  result  from  the  outcome  of  this uncertainty.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.

Certified Public Accountants

Spokane, Washington

June 1, 2001 EXCEPT  FOR NOTES 1, 2, 5, 7 AND 10 AS TO WHICH THE DATE IS AUGUST

30, 2002


MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORPORATION

(A  DEVELOPMENT  STAGE  COMPANY)

CONSOLIDATED  BALANCE  SHEETS



                                      December 31,    December 31,   December  31,

                                         2000            1999            1998

                                    --------------  --------------  --------------


ASSETS

CURRENT  ASSETS

     Cash                           $     666,746   $     646,274   $     728,870

     Tax refunds receivable                44,157          33,582          37,248

     Receivables,

       related  parties                   158,441         933,303             -

     Other  receivables                       -             2,247           5,288

     Prepaid  expenses                     19,274          15,936           3,703

                                    --------------  --------------  --------------

          Total Current Assets            888,618       1,631,342         775,109

                                    --------------  --------------  --------------

OTHER  ASSETS

     Property and equipment

       (net of depreciation)                7,182          11,359           3,356

                                    --------------  --------------  --------------

          Total  Other  Assets              7,182          11,359           3,356

                                    --------------  --------------  --------------

          TOTAL  ASSETS             $     895,800   $   1,642,701   $     778,465

                                    ==============  ==============  ==============

LIABILITIES  AND  STOCKHOLDERS'  EQUITY

CURRENT  LIABILITIES

     Loans  from  related  parties  $     109,090   $     119,480   $      99,996

     Accrued  expenses                     12,738             -             9,060

     Accounts  payable                     63,048         544,171          66,762

     Other  liabilities                       -               -            31,775

                                    --------------  --------------  --------------

       Total Current Liabilities          184,876         663,651         207,593

                                    --------------  --------------  --------------

STOCKHOLDERS'  EQUITY

  Preferred stock, $0.0001 par value

    - authorized 5,000,000 shares

    Series A preferred shares

    issued and outstanding at end

    of year, respectively, 535,985,

    427,485,  and  23,900                      53              42               2

  Common stock, $0.0001 par

    value - authorized 30,000,000

    shares; 7,320,055 shares

    issued  and  outstanding                  732             732             732

  Additional paid-in capital            3,149,176       2,615,517       1,014,149

  Stock  options                        2,274,650       1,583,838         865,938

  Deficit accumulated during

    the development stage              (4,530,690)     (3,135,375)     (1,325,233)

  Accumulated other comprehensive

    income (loss)                        (182,997)        (85,704)         15,284

                                    --------------  --------------  --------------

  Total  Stockholders'  Equity            710,924         979,050         570,872

                                    --------------  --------------  --------------

    TOTAL  LIABILITIES  AND

             STOCKHOLDERS'  EQUITY  $     895,800   $   1,642,701   $     778,465

                                    ==============  ==============  ==============



The accompanying notes are an integral part of these consolidated financial statements.


MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORPORATION

(A  DEVELOPMENT  STAGE  COMPANY)

CONSOLIDATED  STATEMENTS  OF  OPERATIONS  AND  COMPREHENSIVE  LOSS

<table>

                                                                          From Inception

                                                                          (December 10,

                                For  the  Years  Ended  December  31,         1997)

                             ------------------------------------------   to December 31,

                                 2000           1999           1998            2000

                             -------------  -------------  -------------  ---------------

<s>                          <c>            <c>            <c>            <c>

REVENUES                     $        -     $        -     $        -     $          -

OPERATING  EXPENSES

  General and administrative    1,054,970        902,187      1,277,226        3,281,252

  Research and development         63,782        471,595            -            535,377

  Depreciation                      4,177          2,189            345            6,711

                             -------------  -------------  -------------  ---------------

  Total  Operating  Expenses    1,122,929      1,375,971      1,277,571        3,823,340

LOSS  FROM  OPERATIONS         (1,122,929)    (1,375,971)    (1,277,571)      (3,823,340)

OTHER  INCOME  (EXPENSES)

  Interest  income                 75,446         34,037            -            109,483

  Interest  expense                   -              -             (793)            (793)

                             -------------  -------------  -------------  ---------------

  Total Other Income

   (Expenses)                      75,446         34,037           (793)         108,690

                             -------------  -------------  -------------  ---------------

LOSS BEFORE INCOME TAXES       (1,047,483)    (1,341,934)    (1,278,364)      (3,714,650)

INCOME  TAXES                         -              -              -                -

                             -------------  -------------  -------------  ---------------

NET  LOSS  AFTER  TAXES        (1,047,483)    (1,341,934)    (1,278,364)      (3,714,650)

LOSS  FROM  JOINT  VENTURE       (347,832)      (468,208)           -           (816,040)

                             -------------  -------------  -------------  ---------------

NET  LOSS                      (1,395,315)    (1,810,142)    (1,278,364)      (4,530,690)

OTHER COMPREHENSIVE INCOME

  (LOSS)

  Foreign currency

   translation gain (loss)        (97,293)      (100,988)        15,284         (182,997)

                             -------------  -------------  -------------  ---------------

COMPREHENSIVE (LOSS)         $ (1,492,608)  $ (1,911,130)  $ (1,263,080)  $   (4,713,687)

                             =============  =============  =============  ===============

LOSS  PER  COMMON  SHARE,

  BASIC  AND  DILUTED        $      (0.20)  $      (0.26)  $      (0.22)  $        (0.68)

                             =============  =============  =============  ===============

WEIGHTED AVERAGE NUMBER OF

  COMMON SHARES OUTSTANDING,

  BASIC AND DILUTED            7,320,055       7,320,055      5,825,885        6,902,688

                             =============  =============  =============  ===============

</table>

The accompanying notes are an integral part of these consolidated financial statements.


MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORPORATION

(A  DEVELOPMENT  STAGE  COMPANY)

CONSOLIDATED  STATEMENT  OF  STOCKHOLDERS'  EQUITY




                                                                                                                   Accumulated     Accumulated

                          Preferred  Stock                 Common  Stock                                             Deficit          Other

                   ------------------------------  ------------------------------     Additional                      During       Comprehensive      Total

                       Number of                     Number of                          Paid-in       Stock        Development        Income       Stockholders'

                        Shares        Amount          Shares           Amount           Capital       Options         Stage           (Loss)          Equity

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

<s>                <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>

Inception,

  Dec. 10, 1997              -     $         -               -     $         -     $         -     $         -     $         -     $        -      $       -

Issuance of common

 stock for cash on

 Dec. 11, 1007 for

 $1.00 per share             -               -             5,000               1           5,009             -               -              -            5,010

Issuance of common

 stock to acquire

 STB corp. on Dec.

 26, 1997 at $1.00

 per share                   -               -               175             -               175             -               -              -              175

Net loss for year

 ended Dec. 31, 1997         -               -               -               -               -               -           (46,869)           -          (46,869)

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Balance,

 Dec. 31, 1997               -               -             5,175               1           5,184             -           (46,869)           -          (41,684)

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Issuance of common

 stock as follows:

For cash on March

 10, 1998 at $.017

 per share                   -               -         5,394,880             539         899,911             -               -              -          900,450

To acquire

 subsidiary on

 April 9, 1998 at

 $0.01 per share             -               -         1,920,000             192          19,808             -               -              -           20,000

Issuance of

 preferred stock

 for cash:

 December 1998 at

 $3.73 per share          23,900               2             -               -            89,246             -               -              -           89,248

Issuance of stock

 options for

 compensation on

 Aug. 31, 1998 at

 $2.62 per option            -               -               -               -               -          865,938              -              -          865,938

Net loss for year

 ended Dec. 31, 1998         -               -               -               -               -              -         (1,263,080)        15,284     (1,278,364)

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Balance,

 Dec. 31, 1998            23,900               2       7,320,055             732       1,014,149        865,938       (1,325,233)        15,284        570,872

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

</table>

The accompanying notes are an integral part of these consolidated financial statements.


           MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                                                                                   Accumulated     Accumulated

                          Preferred  Stock                 Common  Stock                                             Deficit          Other

                   ------------------------------  ------------------------------     Additional                      During       Comprehensive      Total

                       Number of                     Number of                          Paid-in       Stock        Development        Income       Stockholders'

                        Shares        Amount          Shares           Amount           Capital       Options         Stage           (Loss)          Equity

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

<s>                <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>

Balance carry-forward

 Dec. 31, 1998            23,900               2       7,320,055             732       1,014,149        865,938       (1,325,233)        15,284        570,872

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Issuance of

 preferred stock

 for cash:

 Jan. 1999 at

 $3.92 per share          23,350               2             -               -            91,644            -                -             -            91,646

 Feb. 1999 at

 $3.96 per share          48,050               4             -               -           190,196            -                -             -           190,200

 Mar. 1999 at

 $3.90 per share          10,300               1             -               -            40,199            -                -             -            40,200

 April 1999 at

 $4.00 per share          11,300               1             -               -            45,199            -                -             -            45,200

 May 1999 at

 $3.85 per share          12,640               1             -               -            48,684            -                -             -            48,685

 June 1999 at

 $4.01 per share          82,900               8             -               -           332,237            -                -             -           332,245

 July 1999 at

 $4.00 per share          88,700               9             -               -           354,941            -                -             -           354,950

 Aug. 1999 at

 $4.02 per share          25,770               3             -               -           103,494            -                -             -           103,497

 Sept. 1999 at

 $3.43 per share          26,500               3             -               -            90,997            -                -             -            91,000

 Oct. 1999 at

 $4.22 per share           6,200               1             -               -            26,174            -                -             -            26,175

 Nov. 1999 at

 $4.05 per share          40,725               4             -               -           165,086            -                -             -           165,090

 Dec. 1999 at

 $4.14 per share          27,150               3             -               -           112,517            -                -             -           112,520

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Total preferred

 stock issued 1999       403,585              40             -               -         1,601,368            -                -             -         1,601,408

Issuance of stock

 options for

 compensation on

 Aug. 31, 1999 at

 $3.59 per share             -               -              -                -               -          717,900              -             -           717,900

Net loss for year

 ended Dec. 31, 1999         -               -              -                -               -              -         (1,810,142)     (100,988)     (1,911,130)

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Balance,

 Dec. 31, 1999           427,485              42      7,320,055              732       2,615,517      1,583,838       (3,135,375)      (85,704)        979,050

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

</table>

The accompanying notes are an integral part of these consolidated financial statements.


           MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                                                                                   Accumulated     Accumulated

                          Preferred  Stock                 Common  Stock                                             Deficit          Other

                   ------------------------------  ------------------------------     Additional                      During       Comprehensive      Total

                       Number of                     Number of                          Paid-in       Stock        Development        Income       Stockholders'

                        Shares        Amount          Shares           Amount           Capital       Options         Stage           (Loss)          Equity

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

<s>                <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>

Balance carry-forward

 Dec. 31, 1999           427,485              42       7,320,055             732       2,615,517       1,583,838     (3,135,375)       (85,704)         979,050

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Issuance of

 preferred stock

 for cash: Jan. 2000 at

 $4.08 per share           8,300               1             -              -            33,891              -              -              -             33,892

 Feb. 2000 at

 $4.34 per share          23,750               2             -              -           103,054              -              -              -            103,056

 Mar. 2000 at

 $4.37 per share           4,500               1             -              -            19,645              -              -              -             19,646

 April 2000 at

 $4.16 per share          61,700               5             -              -           256,425              -              -              -            256,430

 May 2000 at

 $4.30 per share           5,250               1             -              -            22,598              -              -              -             22,599

 June 2000 at

 $4.19 per share           5,000               1             -              -            20,958              -              -              -             20,959

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Total preferred

 stock issued: 2000      108,500              11             -              -           456,571              -              -              -            456,582

Issuance of stock

 options for

 compensation on

 Aug. 31, 2000 at

 $3.84 per share             -               -              -               -               -            767,900            -              -            767,900

Expiration of

 stock options on

 July 31, 2000               -               -              -               -            77,088          (77,088)           -              -                -

Net loss,

 Dec. 31, 2000               -               -              -               -               -                -       (1,395,315)       (97,293)      (1,492,608)

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Balance,

 Dec. 31, 2000           535,985   $         53       7,320,055    $        732    $  3,149,176    $   2,274,650   $ (4,530,690)   $  (182,997)    $    710,924

                   ==============  ==============  ==============  ==============  ==============  ==============  ==============  ==============  ==============

</table>

The accompanying notes are an integral part of these consolidated financial statements.


MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS &  TECHNOLOGY  CORPORATION

(A  DEVELOPMENT  STAGE  COMPANY)

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

<table>

                                                                          From Inception

                                                                          (December 10,

                                For  the  Years  Ended  December  31,         1997)

                             ------------------------------------------   to December 31,

                                 2000           1999           1998            2000

                             -------------  -------------  -------------  ---------------

<s>                          <c>            <c>            <c>            <c>

CASH FLOWS FROM OPERATING

ACTIVITIES:

Net  loss                    $ (1,395,315)  $ (1,810,142)  $ (1,278,364)  $   (4,530,690)

Foreign currency translation

  gain  or  (loss)                (97,293)      (100,988)        15,284         (182,997)

Adjustments to reconcile net

  loss to net cash used in

  operating activities:

    Depreciation                   4,177           2,189           345             6,711

   (Increase) decrease in

      assets:

      Accounts receivable        (10,575)          3,666       (37,248)          (44,157)

      Other receivables            2,247           3,041        (5,288)              -

      Prepaid  expenses           (3,338)        (12,233)       (3,703)          (19,274)

      Options granted as

        Compensation             767,900         717,900       865,938         2,351,738

    Increase (decrease) in

      liabilities:

      Accrued liabilities         12,738          (9,060)        9,060           12,738

      Accounts  payable         (481,123)        477,409        66,762           57,863

    Loans from related

      parties                    (10,390)         19,484        53,127           62,221

    Other liabilities                -           (31,775)       31,775           46,869

                             -------------  -------------  -------------  ---------------

Net cash used in operating

  activities                   (1,210,972)      (740,509)      (282,312)      (2,238,978)

                             -------------  -------------  -------------  ---------------

CASH FLOWS FROM INVESTING

ACTIVITIES:

Purchase of property and

  equipment                           -          (10,192)        (3,701)         (13,893)

Investment in loans

  receivable                      774,862       (933,303)           -           (158,441)

                             -------------  -------------  -------------  ---------------

Net cash provided by (used

in) investing activities          774,862       (943,495)        (3,701)        (172,334)

                             -------------  -------------  -------------  ---------------

</table>

The accompanying notes are an integral part of these consolidated financial statements.


MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS &  TECHNOLOGY  CORPORATION

(A  DEVELOPMENT  STAGE  COMPANY)

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

<table>

                                                                          From Inception

                                                                          (December 10,

                                For  the  Years  Ended  December  31,         1997)

                             ------------------------------------------   to December 31,

                                 2000           1999           1998            2000

                             -------------  -------------  -------------  ---------------

<s>                          <c>            <c>            <c>            <c>

CASH FLOWS FROM FINANCING

ACTIVITIES:

Proceeds from sales of

  common  stock                       -              -          900,450          905,635

Proceeds from sales of

  preferred  stock                456,582     1,601,408          89,248        2,147,238

Acquisition of subsidiary,

  M.E.S.T.,  B.V.                     -             -            20,000           20,000

                             -------------  -------------  -------------  ---------------

Net cash provided by

  financing activities            456,582      1,601,408      1,009,698        3,072,873

                             -------------  -------------  -------------  ---------------

Net increase (decrease) in

  cash                             20,472        (82,596)       723,685           661,561

Cash at beginning of year         646,089        728,685          5,000             5,000

                             -------------  -------------  -------------  ---------------

Cash at end of year          $    666,561   $    646,089   $    728,685   $       666,561

                             =============  =============  =============  ===============

SUPPLEMENTAL  ITEMS:

  Interest  paid             $        -     $        -     $       793    $          793

  Income  taxes  paid                 -              -             -                 -

                             -------------  -------------  -------------  ---------------

                             $        -     $        -     $       793    $          793

                             =============  =============  =============  ===============

NON-CASH INVESTING &

  FINANCING ACTIVITIES:

  Stock options granted

    for compensation         $    767,900   $    717,900   $    865,938   $    2,351,738

  Stock issued for

    Acquisitions             $        -     $        -     $     20,000   $       20,175

</table>

The accompanying notes are an integral part of these consolidated financial statements.


                   MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 1 - ORGANIZATION AND HISTORY

Management  of Environmental Solutions & Technology Corp. was formed to develop a proprietary technology for drying and treating animal manure and sludge to be

used as fertilizer.   The  "Company"  ("MEST")  was incorporated in Colorado on

December  10, 1997, followed by reorganization as  a  Delaware  corporation  on

December 18, 1997.

On December  26, 1997, the Company obtained all of the outstanding common stock of STB corporation,  a  shell corporation domiciled in Colorado, by issuing 175 shares of the company's common stock.  Because STB corporation had no assets or operations, the company recorded  the  transaction at the initial deemed valued of the stock conveyed ($175), which was consistent with the deemed value of the

Company's stock issued in its immediately  precedent  initial  transaction.  In the  year  subsequent  to the acquisition, STB corporation was administratively dissolved.

On April 9, 1998, the Company  issued  1,920,000  shares of its common stock to its president in exchange for all of the issued and outstanding shares of MEST,

B.V.,  a Netherlands corporation, owned by the Company's  president.   Although

MEST, B.V.  had  no recorded assets at the time of the transaction, the Company recorded the acquisition  at a nominal value of $0.01 per share.  The aggregate acquisition cost of $20,000,  originally  assigned  to  intangible  assets, was substantially written off by the end of 1998.  Currently, MEST, B.V. is used to conduct  the  company's  business  in the netherlands.  MEST, B.V. was acquired because it had certain data and technical information that the company plans to use in its business.

The Netherlands Organization for Applied  Scientific  Research ("TNO"), staffed

by   5,000   professionals  is  one  of  Europe's  leading  contract   research

organizations.  Using proprietary  technology developed by TNO, the Company and

TNO formed a corporation  known as Manure and Sludge Technology, B.V. ("MSTec")

for the purpose of developing  a  process  for  use  on a commercial basis that would economically refine manure and sludge into pellets,  which  could be sold as organic fertilizer and other products.  MSTec, a Netherlands corporation, is owned 50 percent by the Company and 50 percent by TNO.

The Company's year end is December 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This  summary  of  significant  accounting  policies is presented to assist  in understanding the financial statements.  The financial statements and notes are representations of the Company's management,  which  is  responsible  for their

integrity  and  objectivity.   These  accounting policies conform to accounting

principles generally accepted in the United  States  of  America, and have been consistently applied in the preparation of the financial statements.


                   MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Method

The  Company's  financial statements are prepared using the  accrual  basis  of accounting in accordance  with  accounting principles generally accepted in the

United States of America.

Development Stage Activities

The Company has been in the development  stage  since its formation in December of 1997, and has not yet realized any revenues from its planned operations.  It

is  engaged  in  the  business  of   manufacturing, distributing,  and  selling

fertilizer products.

Use of Estimates

The process of preparing financial statements  in  conformity  with  accounting principles generally accepted in the United States of America, requires the use of  estimates  and  assumptions regarding certain types of assets, liabilities,

revenues,  and  expenses.    Such   estimates  primarily  relate  to  unsettled

transactions  and  events  as  of  the  date   of   the  financial  statements.

Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with  a  maturity  of three months or less when purchased to be cash equivalents

Fair Value of Financial Instruments

MEST's  financial  instruments  consist primarily of cash, receivables, prepaid expenses, accrued expenses and payables,  and  loans payable, which approximate fair value because of their short maturities.

Research And Development

Research and development expenses are charged to operations  as  incurred.  The cost  of  intellectual  property  purchased  from  others  that  is immediately marketable  or that has an alternative future use is capitalized as  intangible assets.  The  Company  periodically  reviews  its  capitalized  patent costs to assess  recoverability  based  on  the  projected undiscounted cash flows  from operations.  Impairments are recognized in operating  results  when a permanent diminution in value occurs.

The  Company  constructed  a  testing  facility  during 1999 in Apeldoorn,  the

Netherlands at a cost of approximately $450,000.   These costs were expensed as

research and development during the year ended December 31, 1999.


                   MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative Instruments

The  Financial  Accounting  Standards  Board  issued  Statement   of  Financial

Accounting  Standards  ("SFAS") No. 133, "Accounting for Derivative Instruments

and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative

Instruments and Hedging Activities - Deferral of the Effective Date of FASB No.

133", and SFAS No. 138,  "Accounting  for  Certain  Derivative  Instruments and

Certain Hedging Activities", which is effective for the Company as  of  January

1, 2001.  This standard establishes  accounting  and  reporting  standards  for derivative instruments, including  certain derivative  instruments  embedded in other  contracts, and  for hedging  activities.  It  requires  that  an  entity recognize all  derivatives  as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge,  the  objective  of  which  is to match  the  timing  of  gain  or  loss recognition on the hedging derivative  with  the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the  hedged  forecasted transaction.

For a derivative not designated as a hedging instrument,  the  gain  or loss is recognized in income in the period of change.

From  November  1, 1999 to February 17, 2000, the Company entered into a  small number of foreign currency purchases for cash management purposes.  The results of these short-term  transactions,  which generated an aggregate loss of $7,124 in  1999  and  an aggregate gain of $4,262  in  2000,  are  included  in  Other

Comprehensive Income  (Loss)  as  an  element  of  foreign currency translation earnings.  The Company engaged in no similar foreign  currency purchases either prior to or subsequent to the aforementioned time frame.

Compensated Absences

Currently,  the  Company  has  no  employees;  therefore, no  policy  regarding compensated absences has been established.  The Company will establish a policy to recognize the costs of compensated absences at the point in time that it has employees.

Advertising Expenses

Advertising  expenses  consist  primarily  of costs  incurred  in  the  design,

development, and printing of company literature  and  marketing materials.  The

Company expenses all advertising expenditures as incurred.

Provision for Taxes

Income  taxes  are  provided  based  upon  the liability method  of  accounting

pursuant to SFAS No. 109 "Accounting for Income  Taxes."   Under this approach,

deferred  income taxes are recorded to reflect the tax consequences  on  future years of differences  between the tax basis of assets and liabilities and their

financial  reporting amounts  at  each  year-end.   A  valuation  allowance  is

recorded against deferred tax assets if management does not believe the Company has met the  "more  likely  than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.


                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provision for Taxes (continued)

At December 31, 2000, the Company  had net deferred tax assets of approximately

$430,000, principally arising from net  operating loss carryforwards for income tax purposes.  As management of the Company  cannot  determine  that it is more likely than not that the Company will realize the benefit of the  net  deferred tax  asset, a valuation allowance equal to the net deferred tax asset has  been established at December 31, 2000.

At December  31,  2000,  the  Company  has  net operating loss carryforwards of approximately $2,170,000, which expire in the  years  2017  through  2020.  The

Company  recognized  approximately  $2,300,000  of  losses for the issuance  of common stock options for services, which are not deductible  for  tax purposes,

and are not included in the above calculation of deferred tax asset.

Loss Per share

Basic  loss  per  share  was  computed by dividing the net loss by the weighted

average number of shares outstanding  during  the  year.   The weighted average

number of shares was calculated by taking the number of shares  outstanding and weighting  them  by  the  amount  of  time  they were outstanding.  Outstanding options and convertible preferred stock were not included in the computation of diluted loss per share because the exercise price of the outstanding options is higher than the market price of the stock, thereby  causing  the  options to be antidilutive.

Going Concern

The  accompanying  financial  statements  have been prepared assuming that  the

Company will continue as a going concern.

As  shown  in  the  accompanying  financial  statements,  the  Company  has  an accumulated deficit of $4,530,690 for the period  December 10, 1997 (inception)

to  December  31,  2000  and has had no sales. The future  of  the  Company  is

dependent  upon  successful   and  profitable  operations  from  manufacturing,

distributing, and selling its fertilizer products.  The financial statements do not include any adjustments relating  to  the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management has established plans designed to promote the sales of the Company's

product.   Management  intends  to  seek additional  capital  from  new  equity securities offerings that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.


                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation

The consolidated financial statements  include  the  accounts  of  MEST and its wholly owned subsidiary, MEST, B.V. All material intercompany transactions  and balances have been eliminated.  Manure and Sludge Technology, B.V. ("MSTec"), a

50  percent  owned  corporation is reflected in the financial statements on the equity method of accounting, and not included in the financial statements as an entity subject to consolidation.

Accounting for Stock Options Granted to Employees and Nonemployees

Statement of Financial  Accounting  Standards  No.  123, "Accounting for Stock-

based  Compensation"  ("SFAS No. 123"), defines a fair  value-based  method  of accounting for stock options  and  other  equity  instruments.  The Company has adopted this method, which measures compensation costs  based  on the estimated bair value of the award and recognizes that cost over the service period.

Comprehensive Income

Effective  January  1,  1998,  the  Company  adopted  SFAS  No. 130, "Reporting

Comprehensive  Income"  (SFAS  130), which was issued in June 1997.   SFAS  130

establishes rules for the reporting and display of comprehensive income and its

components.  The effect of the adoption  of  SFAS  130   is  reflected  in  the

accompanying  financial  statements  and  included  under  the  heading  "Other

Comprehensive Loss."

Impaired Asset Policy

In  March  1995,  the  Financial Accounting Standards Board issued a statement,

SFAS No. 121, titled "Accounting  for  Impairment  of Long-lived Assets," which has been replaced by SFAS No. 144, "Accounting for Impairment  or  Disposal  of

Long-Lived  Assets."   In complying with this standard, the Company reviews its

long-lived  assets  quarterly   to  determine  if  any  events  or  changes  in

circumstances have transpired which  indicate  that  the  carrying value of its assets may not be recoverable.  The Company determines impairment  by comparing the undiscounted future cash flows estimated to be generated by its  assets  to their respective carrying amounts.

The  Company  does not believe any adjustments are needed to the carrying value of its assets at December 31, 2000.


                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation Gains/Losses

The Company has  adopted Financial Accounting Standard No. 52.  Monetary assets and liabilities denominated  in  foreign  currencies are translated into United

States dollars at rates of exchange in effect at the balance sheet date.  Gains or losses are included in income for the year,  except  gains or losses related to long-term debt, which are deferred and amortized over  the remaining term of

the  debt.   Non-monetary  assets,  liabilities  and items recorded  in  income arising from transactions denominated in foreign currencies  are  translated at rates of exchange in effect at the date of the transaction.

Property and Equipment

Property  and  equipment  are  stated  at  cost.  Depreciation of property  and equipment  is  calculated using the straight-line  method  over  the  estimated useful lives of the assets, which range from three to ten years.  See note 4.

Concentration of Credit Risk

The Company maintains  its  cash in several Netherlands financial institutions.

These  financial  institutions  are  considered  credit  worthy  and  have  not experienced any losses  on deposits at December 31, 2000.  The funds are valued in U.S. dollars and are fully insured.

Recent Accounting Pronouncements

In  December  1999,  the Securities  and  Exchange  Commission  released  Staff

Accounting  Bulletin  (SAB)   No.   101,   "Revenue  Recognition  in  Financial

Statements".   SAB 101 provides interpretative  guidance  on  the  recognition,

presentation and  disclosure  of revenue.  SAB 101 must be applied to financial statements no later than the fourth  quarter of fiscal 2001.  We do not believe that the application of SAB 101 will have  a  material  effect on the Company's financial position or results of its operations.

In March 2000, the FASB issued Interpretation No. 44, "Accounting  for  Certain

Transactions  Involving  Stock  Compensation - An Interpretation of APB Opinion

No. 25".  The interpretation clarifies the application of Accounting Principles

Board  (APB)  Opinion  No.  25  in  certain   situations,   as   defined.   The

interpretation  is effective July 1, 2000, but covers certain events  occurring during the period  after  December 15, 1998, but before the effective date.  We do not anticipate that the adoption of this interpretation will have a material effect on the Company's financial position or results of operations.


                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 3 - RELATED PARTY TRANSACTIONS

Loans from Related Parties

The following amounts were  owed to shareholders or companies controlled by the shareholders listed:

<table>

                                         Shareholder or company owned by shareholder

                                         ----------------------------------------------

                                            Marieke         Maurice     Maurice

                                            Oudejans     Schelvis     Schelvis

                                         --------------  --------------  --------------

                     Interest                Loans to      Loans to

                     Rate      Maturity      Company       Company         Advances

                     --------  --------  --------------  --------------  --------------

<s>                  <c>       <c>       <c>             <c>             <c>

December 31, 2000        5%     Upon     $           0   $       5,590   $     103,500

                                Demand

December 31, 1999        5%     Upon     $      10,226   $       5,754   $     103,500

                                Demand

December 31, 1998        6%     Upon     $       9,114   $       6,382   $      84,500

                                Demand

</table>

The   loans   payable   result   from  cash  advances  made  to  MEST  and  are

uncollateralized.  The loans bear  interest  rates at both 5 and 6 percent, and are due upon demand.

Receivable from Related Parties

The following amounts were due from shareholders or related parties:

                                           For  Years  Ended  December  31,

                                           ----------------------------------

                                              2000        1999        1998

                                           ----------  ----------  ----------

     Due from IJ-Beeher                    $  48,917   $       0   $       0

     Due  from  Jan  Luiken,  B.V.           109,524     933,303           0

                                           ----------  ----------  ----------

                                           $ 158,441   $ 933,303   $       0

                                           ==========  ==========  ==========

Other Related Party Transactions

The president of the Company conveyed all outstanding shares of MEST, B.V. to the Company in exchange for 1,920,000 shares of common stock of the Company during the year ended December 31, 1998.


                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 4 - PLANT, PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost.   Major additions and improvements

are  capitalized.  Minor replacements, maintenance  and  repairs  that  do  not increase the useful lives of the assets are expensed as incurred.  Depreciation of property  and  equipment  is being calculated using the straight-line method over the expected useful lives  of  the  assets.  DEPRECIATION EXPENSES FOR THE

YEARS  ENDED DECEMBER 31, 2000, 1999 AND 1998  WAS  $4,177,  $2,189  AND  $345,

RESPECTIVELY.

                                           For  Years  Ended  December  31,

                                           ----------------------------------

                                              2000        1999        1998

                                           ----------  ----------  ----------

Office  equipment,  computers              $  13,893   $  13,893   $   3,701

Less  Accumulated  depreciation               (6,711)     (2,534)       (345)

                                           ----------  ----------  ----------

Net  property  and  equipment              $   7,182   $  11,359   $   3,356

                                           ==========  ==========  ==========

NOTE 5 - PREFERRED STOCK

The Company  is  authorized  to  issue  5,000,000  shares  of $0.0001 par value preferred stock; 535,985 Series A Preferred Shares were issued  and outstanding

at December 31, 2000.   Each share of Series A preferred stock is entitled to a

dividend at the rate of  $0.30 per share if the Board of Directors  declares  a

dividend,  although  no  dividends  have  been  declared.   Upon liquidation or

dissolution of the Company, each outstanding share of Series  A preferred stock is  entitled to a distribution of $4.00 per share prior to any distribution  to

common  stock  shareholders.   Series A preferred stock is non-voting, and each

share is convertible into one share  of  the Company's common stock at any time after June 1, 1999.

During the year ended December 31, 1998, the  Company sold 23,900 shares of its preferred stock at an average price of $3.73 per  share.  During the year ended

December 31, 1999, the Company sold 403,585 shares of its preferred stock at an average price of $3.93 per share.  During the year ended December 31, 2000, the

Company sold 108,500 shares of its preferred stock at an average price of $4.21 per share.

NOTE 6 - COMMON STOCK

The  Company  is authorized to issue 30,000,000 shares  of  $0.0001  par  value common stock; 7,320,055  shares  were  issued  and  outstanding at December 31,

2000.  Each holder of common stock has one, non-cumulative  vote  per  share on all matters voted upon by the shareholders.  There are no preemptive rights  or other rights of subscription.

During  the  period ended December 31, 1997, the Company issued 5,000 shares of its common stock for cash at $1.00 per share and 175 shares of its common stock valued at $1.00  per  share  to  acquire stb corp.  The stock was valued at its fair market value on the date of issuance.


                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

Note 6 - Common Stock (continued)

During the year ended December 31,  1998,  the Company sold 5,394,880 shares of its common stock for cash at $0.17 per share and issued 1,920,000 shares of its common stock at $0.01 per share to acquire a  subsidiary.  The stock was valued at the fair market value on the date of issuance.

NOTE 7 - JOINT VENTURE INVESTMENT IN MANURE AND SLUDGE TECHNOLOGY, B.V.

Manure  and  Sludge Technology, B.V. (hereinafter  "MSTec")  is  a  Netherlands corporation that  was formed for the purpose of developing a process for use on a commercial basis that would economically dry and pasteurize manure and sludge into pellets that could  be  sold  as  organic  fertilizer  and other products.

Since its inception, MSTec has refined its technological process  for  use with other waste products such as bio-solids, fish and food waste, and paper pulp.

MEST  owns  50 percent of the common stock of MSTec, and accounts for MSTec  on

the equity method.   The  other  50 percent of MSTec's common stock is owned by

The  Netherlands  Organization for Applied  Scientific  Research  ("TNO"),  the

largest  single research  facility  in  Europe  employing  over  five  thousand

PROFESSIONALS.

MEST's investment  in  the joint venture is recorded as $0 on the balance sheet because MSTec's debt and  losses  exceed  the  joint  venturers'  investment in

MSTec.  MEST's investment in the joint venture totaled $816,000 at December 31,

2000, $468,000 at December 31, 1999, and $0 and December 31, 1998.  In  forming the joint venture of MSTEC, the Company committed to an investment in  the form of a loan to MSTEC of approximately $800,000, which funds were in fact advanced to MSTEC in 1999 and 2000.  This loan is treated as an equity investment  under the  Company's  understanding  of  the  conditions  of  the joint venture.  The investment is subject to the terms of the related loan agreement  dated January

22,  1999,  which  the  Company  agreed  that  in  the  event of bankruptcy  or termination of MSTEC, to forego repayment of the funds advanced until such time as  all  other  creditors  are  paid in full.  At the date of  these  financial statements, no funds advanced by the company to MSTEC have been repaid.

The  joint  venture's  primary asset,  as  the  result  of  the  aforementioned investment, is a worldwide  licensing  agreement  for  the  application  of the aforementioned technological process from TNO.

TNO  controls  the  research  and  activities  of  the joint venture while MEST

Corp.'s participation is its investment with rights  to  products  developed by the joint venture.


                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 7 - JOINT VENTURE INVESTMENT IN MANURE AND SLUDGE TECHNOLOGY, B.V.

                  (CONTINUED)

The following is a summary of the financial position and results of  operations

Of MSTEC.

                                          2000          1999          1998

                                      ------------  ------------  ------------

      Current Assets                  $    123,809  $    231,342  $       -

      Property, Plant, And Equipment           -             -            -

      Other Assets (Net)                    50,624       446,548          -

                                      ------------  ------------  ------------

           Total Assets               $    174,433  $    677,890  $       -

                                      ============  ============  ============

      Current Liabilities             $    210,753  $    330,098  $       -

      Long-Term Debt - Related Parties   1,673,640     1,268,208  $       -

                                      ------------  ------------  ------------

          Total Liabilities              1,884,393     1,598,306          -

      Stockholders' Equity              (1,709,960)     (920,416)         -

                                      ------------  ------------  ------------

      Total Liabilities And Equity    $    174,433  $    677,890  $       -

                                      ============  ============  ============

      Net Sales                       $        -    $        -    $       -

      Gross Profit                    $        -    $        -    $       -

      Loss From Continuing Operations $   (789,544) $   (936,416) $       -

      Net Loss                        $   (789,544) $   (936,416) $       -

Joint Venture Royalty Agreement

In  connection  with  the  formation  of the MSTEC joint venture, a sub-license agreement was executed wherein MEST agreed  to pay to MSTEC "sub-license" fees,

which are effectively royalty fees, for manure conversion factories constructed by MEST over a period of fifteen years, which  begins  when MEST constructs its

first  factory.   Royalty fees due to MSTEC are computed on  a  sliding  scale,

based upon actual factory  construction  costs,  and range from 15% to 10%.  At the date of these financial statements, no royalty  fees  were  owed  under the aforementioned agreement.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Subordinated loan agreement

Under the terms of an agreement dated January 22, 1999, the management  of MEST committed  the Company to loan approximately $800,000 to MSTec in phases during

the  year  1999.   Repayment  was  intended  to  commence  December  31,  1999,

contingent upon MSTec generating an operating profit.  Further, in the event of

MSTec's default  or  bankruptcy, MEST agreed to subordinate its interest in the loan for the benefit of  RABO bank in Apeldoorn, until all other debts of MSTec were paid.  Upon payment of  debts and obligations of MSTec, the loan from MEST would again be eligible for repayment of interest and principle.


                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Office lease

The Company leases office space  in  Apeldoorn  under a written agreement which provides  for lease payments of approximately $2,000  per  month  through  June

2006.  Formerly,  the  Company leased office space in Amsterdam under a written agreement which runs from July 1999 through January 2002 and provided for lease payments of approximately  $1,500  per month.  In 2001, the lease agreement was renegotiated and the lease expiration  date  was  changed to July 31, 2001 with other lease provisions remaining unchanged.

Future minimum rental commitments under the operating  lease  are as follows at

December 31, 2000:

           Year Ending:

           December 31, 2001                 $  20,500

           December 31, 2002                 $  24,000

           December 31, 2003                 $  24,000

           December 31, 2004                 $  24,000

           December 31, 2005                 $  24,000

NOTE 9 - STOCK OPTIONS

During the years 2000, 1999, and 1998 the Company granted its officers  options to  purchase  a net total of 700,000 shares of MEST common stock at an exercise

price of $0.50  per  share.   Following  is  a  summary  of the status of these

performance-based options during the years ended December  31,  1998,  1999 and

2000.

                                                               Weighted  Average

                                               Shares          Exercise  Price

                                               --------------  -----------------

Options outstanding at December 31, 1997                0           $0.00

   Granted                                        330,000           $0.50

   Exercised, Expired or Forfeited                      0

                                               --------------  -----------------

Outstanding and exercisable at

       December 31, 1998                          330,000           $0.50

                                               ==============  =================

Weighted Average Fair Value Of

       Options Granted During 1998                                  $2.62

                                                               =================

Outstanding At December 31, 1998                  330,000           $0.50

   Granted                                        200,000            0.50

   Exercised, Expired Or Forfeited                    -                -

                                               --------------  -----------------

Outstanding And Exercisable At

       December 31, 1999                          530,000           $0.50

                                               ==============  =================

Weighted Average Fair Value Of

       Options Granted During 1999                                  $3.59

                                                               =================


                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS

                              & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 9 - STOCK OPTIONS (CONTINUED)

Weighted  Average

                                               Shares          Exercise  Price

                                               --------------  -----------------

Outstanding At December 31, 1999                  530,000            $0.50

   Granted                                        200,000             0.50

   Expired                                        (30,000)            0.50

   Exercised Or Forfeited                             -               -

                                               --------------  -----------------

Outstanding And Exercisable At

       December 31, 2000                          700,000            $0.50

                                               ==============  =================

Weighted Average Fair Value Of

       Options Granted During 2000                                   $3.84

                                                               =================

The  Company estimated the fair value of each stock option at the grant date by using  the  Black-Scholes  option  pricing  model  with the following weighted-

average  assumptions used:  dividend yield of zero percent;  strike  prices  of

$0.50; expected  volatility  of 24.83%, 23.54%, and 22.25%, respectively; risk-

free interest rate of six percent  and  expected  lives  of  five  years.   The

weighted average fair value at date of grant for options granted to officers in the years ended December 31, 2000, 1999 and 1998 was $3.84, $3.59 and $2.62 per

option, respectively.

Compensation  cost  charged  to  operations was $767,900, $717,900 and $865,938 during the years ended December 31, 2000, 1999 and 1998, respectively.

NOTE 10 - SUBSEQUENT EVENTS

Effective  May  15,  2001, Maurice Schelvis  executed  a  forgiveness  of  debt agreement in respect to  amounts  owed him by MEST.  At December 31, 2000,  the loans  had  a  balance of $109,090.  In  exchange  for  this  forgiveness,  Mr.

Schelvis's company,  IJ-Beeher,  B.V.,  was forgiven $44,157 it owed to MEST at

December 31, 2000.


                          MANAGEMENT OF ENVIRONMENTAL

                         SOLUTIONS & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                       CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 2001

                             WILLIAMS & WEBSTER PS

                         CERTIFIED PUBLIC ACCOUNTANTS

                       BANK OF AMERICA FINANCIAL CENTER

                          W 601 RIVERSIDE, SUITE 1940

                               SPOKANE, WA 99201

                                (509) 838-5111

                          MANAGEMENT OF ENVIRONMENTAL

                         SOLUTIONS & TECHNOLOGY CORP.

                         (A DEVELOPMENT STAGE COMPANY)

                               TABLE OF CONTENTS

ACCOUNTANT'S REVIEW REPORT                                             1

CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets                                       2

     Consolidated Statements of Operations and Comprehensive Loss      3

     Consolidated Statement of Stockholders' Equity                    4

     Consolidated Statements of Cash Flows                             5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                         6


To the Board of Directors

Management of Environmental

Solutions & Technology Corp.

APELDOORN, The Netherlands

                          ACCOUNTANT'S REVIEW REPORT

We  have reviewed the accompanying consolidated balance sheets of Management of

Environmental  Solutions & Technology Corp. (a development stage company) as of

June  30, 2001 and  the  related  consolidated  statements  of  operations  and comprehensive  loss,  stockholders'  equity and cash flows for the three months and six months ended June 30, 2001 and  2000,  and for the period from December

10,  1997  (inception) to June 30, 2001.  These financial  statements  are  the responsibility of the Company's management.

We conducted  our  reviews  in  accordance  with  standards  established by the

American  Institute  of  Certified  Public  Accountants.  A review  of  interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons  responsible  for  financial and

accounting  matters.   It  is  substantially  less  in  scope than an audit  in

accordance with auditing standards generally accepted in  the  United States of

America, the objective of which is the expression of an opinion  regarding  the financial  statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our  reviews,  we  are  not  aware  of any material modifications that should be made to the accompanying financial statements in order for them to be in  conformity  with accounting principles generally  accepted  in  the  United

States of America.

The financial statements  for  the year ended December 31, 2000 were audited by us and we expressed an unqualified  opinion on them in our report dated June 1,

2001.  We have not preformed any auditing procedures since that date.

As discussed in Note 2, the Company has been in the development stage since its inception on December 10, 1997 and has  had  recurring  losses and no revenues.

The  Company's  decision  is  to  perfect its technological application  before entering the market.  Realization of a major portion of the assets is dependent upon the company's ability to meet  its  future  financing requirements and the success of future operations.  These factors raise  substantial doubt about the

Company's ability to continue as a going concern.  Management's plans regarding those matters are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 11 to the Financial Statements,  certain errors concerning forgiveness of debt by an officer resulting in the understatement of previously reported  losses  as  of  June 30, 2001 were discovered by  management  of  the

Company in the subsequent period.  Accordingly,  the  June  30, 2001  Financial

Statements have been restated to correct these errors, the net  effect of which was to increase the company's deficit accumulated during development  stage  by

$62,867.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.

Certified Public Accountants

Spokane, Washington

October  3,  2001  except for Notes 10 and 11, as to which the date is July 12,

2002.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                       (A Development Stage Company)

                        CONSOLIDATED BALANCE SHEET

                                                       June 30,

                                                         2001      December 31,

                                                      (Unaudited)      2000

                                                     ------------  ------------

ASSETSCURRENT ASSETS

    Cash                                             $   401,028   $   666,746

    Tax refunds receivable                                20,852        44,157

    Receivables, related parties                             -         158,441

    Other receivables                                      1,921           -

    Prepaid expenses                                         -          19,274

                                                     ------------  ------------

        Total Current Assets                             423,801       888,618

                                                     ------------  ------------

PROPERTY AND EQUIPMENT (net of depreciation)               4,650         7,182

                                                     ------------  ------------

        TOTAL ASSETS                                 $   428,451   $   895,800

                                                     ============  ============

LIABILITIES AND STOCKHOLDERS' EQUITYCURRENT LIABILITIES

    Accounts payable                                 $    32,365   $    63,048

    Accrued expenses                                      15,225        12,738

                                                             -         109,090

                                                     ------------  ------------

        Total Current Liabilities                         47,590       184,876

                                                     ------------  ------------

COMMITMENTS AND CONTINGENCIES                                -             -

STOCKHOLDERS' EQUITY

    Preferred stock - Series A; $0.0001 par value,

      5,000,000 shares authorized, 535,985 shares

      issued and outstanding, aggregate liquidation

      preference of $2,143,940                                53            53

    Common stock; $0.0001 par value, 30,000,000 shares

      authorized, 7,320,055 shares issued and

      outstanding                                            732           732

    Additional paid-in capital                         3,212,043     3,149,176

    Stock options                                      2,274,650     2,274,650

    Deficit accumulated during development stage      (4,834,023)   (4,530,690)

    Accumulated other comprehensive loss                (272,594)     (182,997)

                                                     ------------  ------------

       Total Stockholders' Equity                        380,861       710,924

                                                     ------------  ------------

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $   428,451   $   895,800

                                                     ============  ============

See accompanying notes and accountants' review report.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

          CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS




                                                                                     Period from

                                                                                     December 17,

                                                                                         1997

                                  Three Months Ended           Six Months Ended      (Inception)

                                       June 30,                     June 30,              to

                             --------------------------  --------------------------    June 30,

                                 2001          2000          2001          2000          2001

                              (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)

                             ------------  ------------  ------------  ------------  ------------


REVENUES                     $       -     $       -     $       -     $       -     $       -

                             ------------  ------------  ------------  ------------  ------------

EXPENSES

General and administrative       114,536       425,961       117,877       734,961     3,352,189

Research and development          70,982        60,000       131,871        60,000       667,248

Depreciation                         918         1,192         1,901         1,793         8,612

                             ------------  ------------  ------------  ------------  ------------

                                 186,436       487,153       251,649       796,754     4,028,049

                             ------------  ------------  ------------  ------------  ------------

LOSS FROM OPERATIONS            (186,436)     (487,153)     (251,649)     (796,754)   (4,028,049)

OTHER INCOME (EXPENSES)

Interest income                   15,573         9,718        26,251        34,438       135,734

Interest expense                     -             -             -             -            (793)

Loss from joint venture          (77,935)       (1,855)      (77,935)     (219,099)     (940,915)

                             ------------  ------------  ------------  ------------  ------------

Other Income (Expense)           (62,362)        7,863       (51,684)     (184,661)     (805,974)

                             ------------  ------------  ------------  ------------  ------------

LOSS BEFORE INCOME TAXES

  INCOME TAXES                  (248,798)     (479,290)     (303,333)     (981,415)   (4,834,023)

                             ------------  ------------  ------------  ------------  ------------

INCOME TAX EXPENSE                   -             -             -             -             -

EXPENSE

NET LOSS                        (248,798)     (479,290)     (303,333)     (981,415)   (4,834,023)

                             ------------  ------------  ------------  ------------  ------------

OTHER COMPREHENSIVE LOSSForeign currency

  translation loss               (11,501)       (4,273)      (89,597)      (27,286)     (272,594)

                             ------------  ------------  ------------  ------------  ------------

                             $  (260,299)  $  (483,563)  $  (392,930)  $(1,008,701)  $(5,106,617)

                             ============  ============  ============  ============  ============

NET LOSS PER COMMON

SHARE, BASIC AND DILUTED     $     (0.04)  $     (0.07)  $     (0.05)  $     (0.14)

                             ============  ============  ============  ============

WEIGHTED AVERAGE NUMBER OF

COMMON SHARES OUTSTANDING,

BASIC AND DILUTED              7,320,055     7,320,055     7,320,055     7,320,055

                             ============  ============  ============  ============



See accompanying notes and accountants' review report.


          MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                                                                                   Accumulated     Accumulated

                          Preferred  Stock                 Common  Stock                                             Deficit          Other

                   ------------------------------  ------------------------------     Additional                      During       Comprehensive      Total

                       Number of                     Number of                          Paid-in       Stock        Development        Income       Stockholders'

                        Shares        Amount          Shares           Amount           Capital       Options         Stage           (Loss)          Equity

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

<s>                <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>

Inception,

  Dec. 10, 1997              -     $         -               -     $         -     $         -     $         -     $         -     $        -      $       -

Issuance of common

 stock for cash on

 Dec. 11, 1007 for

 $1.00 per share             -               -             5,000               1           5,009             -               -              -            5,010

Issuance of common

 stock to acquire

 STB corp. on Dec.

 26, 1997 at $1.00

 per share                   -               -               175             -               175             -               -              -              175

Net loss for year

 ended Dec. 31, 1997         -               -               -               -               -               -           (46,869)           -          (46,869)

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Balance,

 Dec. 31, 1997               -               -             5,175               1           5,184             -           (46,869)           -          (41,684)

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Issuance of common

 stock as follows:For cash on March

 10, 1998 at $.017

 per share                   -               -         5,394,880             539         899,911             -               -              -          900,450

To acquire

 subsidiary on

 April 9, 1998 at

 $0.01 per share             -               -         1,920,000             192          19,808             -               -              -           20,000

Issuance of

 preferred stock

 for cash:

 December 1998 at

 $3.73 per share          23,900               2             -               -            89,246             -               -              -           89,248

Issuance of stock

 options for

 compensation on

 Aug. 31, 1998 at

 $2.62 per option            -               -               -               -               -          865,938              -              -          865,938

Net loss for year

 ended Dec. 31, 1998         -               -               -               -               -              -         (1,263,080)        15,284     (1,278,364)

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Balance,

 Dec. 31, 1998            23,900               2       7,320,055             732       1,014,149        865,938       (1,325,233)        15,284        570,872

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

</table>

See accompanying notes and accountants' review report.


           MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                                                                                   Accumulated     Accumulated

                          Preferred  Stock                 Common  Stock                                             Deficit          Other

                   ------------------------------  ------------------------------     Additional                      During       Comprehensive      Total

                       Number of                     Number of                          Paid-in       Stock        Development        Income       Stockholders'

                        Shares        Amount          Shares           Amount           Capital       Options         Stage           (Loss)          Equity

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

<s>                <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>

Balance carry-forward

 Dec. 31, 1998            23,900               2       7,320,055             732       1,014,149        865,938       (1,325,233)        15,284        570,872

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Issuance of

 preferred stock

 for cash:

 Jan. 1999 at

 $3.92 per share          23,350               2             -               -            91,644            -                -             -            91,646

 Feb. 1999 at

 $3.96 per share          48,050               4             -               -           190,196            -                -             -           190,200

 Mar. 1999 at

 $3.90 per share          10,300               1             -               -            40,199            -                -             -            40,200

 April 1999 at

 $4.00 per share          11,300               1             -               -            45,199            -                -             -            45,200

 May 1999 at

 $3.85 per share          12,640               1             -               -            48,684            -                -             -            48,685

 June 1999 at

 $4.01 per share          82,900               8             -               -           332,237            -                -             -           332,245

 July 1999 at

 $4.00 per share          88,700               9             -               -           354,941            -                -             -           354,950

 Aug. 1999 at

 $4.02 per share          25,770               3             -               -           103,494            -                -             -           103,497

 Sept. 1999 at

 $3.43 per share          26,500               3             -               -            90,997            -                -             -            91,000

 Oct. 1999 at

 $4.22 per share           6,200               1             -               -            26,174            -                -             -            26,175

 Nov. 1999 at

 $4.05 per share          40,725               4             -               -           165,086            -                -             -           165,090

 Dec. 1999 at

 $4.14 per share          27,150               3             -               -           112,517            -                -             -           112,520

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Total preferred

 stock issued 1999       403,585              40             -               -         1,601,368            -                -             -         1,601,408

Issuance of stock

 options for

 compensation on

 Aug. 31, 1999 at

 $3.59 per share             -               -              -                -               -          717,900              -             -           717,900

Net loss for year

 ended Dec. 31, 1999         -               -              -                -               -              -         (1,810,142)     (100,988)     (1,911,130)

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Balance,

 Dec. 31, 1999           427,485              42      7,320,055              732       2,615,517      1,583,838       (3,135,375)      (85,704)        979,050

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

</table>

See accompanying notes and accountants' review report.


           MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                                                                                   Accumulated     Accumulated

                          Preferred  Stock                 Common  Stock                                             Deficit          Other

                   ------------------------------  ------------------------------     Additional                      During       Comprehensive      Total

                       Number of                     Number of                          Paid-in       Stock        Development        Income       Stockholders'

                        Shares        Amount          Shares           Amount           Capital       Options         Stage           (Loss)          Equity

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

<s>                <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>

Balance carry-forward

 Dec. 31, 1999           427,485              42       7,320,055             732       2,615,517       1,583,838     (3,135,375)       (85,704)         979,050

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Issuance of

 preferred stock

 for cash: Jan. 2000 at

 $4.08 per share           8,300               1             -              -            33,891              -              -              -             33,892

 Feb. 2000 at

 $4.34 per share          23,750               2             -              -           103,054              -              -              -            103,056

 Mar. 2000 at

 $4.37 per share           4,500               1             -              -            19,645              -              -              -             19,646

 April 2000 at

 $4.16 per share          61,700               5             -              -           256,425              -              -              -            256,430

 May 2000 at

 $4.30 per share           5,250               1             -              -            22,598              -              -              -             22,599

 June 2000 at

 $4.19 per share           5,000               1             -              -            20,958              -              -              -             20,959

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Total preferred

 stock issued: 2000      108,500              11             -              -           456,571              -              -              -            456,582

Issuance of stock

 options for

 compensation on

 Aug. 31, 2000 at

 $3.84 per share             -               -              -               -               -            767,900            -              -            767,900

Expiration of

 stock options on

 July 31, 2000               -               -              -               -            77,088          (77,088)           -              -                -

Net loss,

 Dec. 31, 2000               -               -              -               -               -                -       (1,395,315)       (97,293)      (1,492,608)

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Balance,

 Dec. 31, 2000           535,985              53      7,320,055             732       3,149,176        2,274,650     (4,530,690)      (182,997)         710,924

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

</table>

See accompanying notes and accountants' review report.


           MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                                                                                   Accumulated     Accumulated

                          Preferred  Stock                 Common  Stock                                             Deficit          Other

                   ------------------------------  ------------------------------     Additional                      During       Comprehensive      Total

                       Number of                     Number of                          Paid-in       Stock        Development        Income       Stockholders'

                        Shares        Amount          Shares           Amount           Capital       Options         Stage           (Loss)          Equity

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

<s>                <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>             <c>

Balance carry-forward

 Dec. 31, 2000           535,985              53      7,320,055             732       3,149,176        2,274,650     (4,530,690)      (182,997)         710,924

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Forgiveness of

 debt by officer             -               -              -               -            62,867              -              -              -             62,867

Net loss for

 six months ended

 ended June 30, 2001         -               -              -               -               -                -         (303,333)       (89,597)        (392,930)

                   --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------  --------------

Balance,

 Sept. 30, 2001          535,985   $         53       7,320,055   $         732   $    3,212,043   $   2,274,650   $ (4,834,023)   $   (272,594)   $    330,861

                   ==============  ==============  ==============  ==============  ==============  ==============  ==============  ==============  =============

</table>

See accompanying notes and accountants' review report.


             MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                     CONSOLIDATED STATEMENT OF CASH FLOWS




                                                                              Period from

                                                                              December 17,

                                                                                  1997

                                                    Six Months Ended          (Inception)

                                                        June 30,                  to

                                              ------------------------------    June 30,

                                                    2001             2000         2001

                                                (Unaudited)      (Unaudited)   (Unaudited)

                                              --------------  --------------  --------------


CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                    $    (303,333)  $    (981,415)  $  (4,834,023)

  Adjustments to reconcile net loss to

    net cash used in operating activities:

    Depreciation                                      1,901           1,793           8,612

    Options granted as compensation                     -           383,950       2,351,738

  (Increase) decrease in assets:

    Tax refunds receivable                           23,305          (3,000)        (20,852)

    Other receivables                                (1,921)         (2,695)         (1,921)

    Prepaid expenses                                 19,274             (80)            -

  Increase (decrease) in liabilities:

    Accounts payable                                (30,683)        104,985          27,180

    Accrued liabilities                               2,487             -            15,225

                                              --------------  --------------  --------------

Net cash used in operating activities              (288,970)       (496,462)     (2,454,041)

                                              --------------  --------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of property and equipment                    -               -           (13,893)

  Loans provided to shareholders                        -               -          (933,303)

  Payments on loans to shareholders                 112,218          48,167         887,080

                                              --------------  --------------  --------------

Net cash provided (used) by investing

  activities                                        112,218          48,167         (60,116)

                                              --------------  --------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from the sale of preferred

    stock                                               -           456,582       2,147,238

  Proceeds from the sale of common stock                -               -           905,460

  Proceeds from related parties loans                   -               -           119,470

  Payments on related party loans                       -            (7,000)        (10,390)

  Cash acquired with subsidiary                         -               -            20,000

                                              --------------  --------------  --------------

Net cash provided (used) by investing

  activities                                            -           449,582       3,181,778

                                              --------------  --------------  --------------

Foreign currency translation loss                   (88,966)        (27,101)       (271,593)

Net increase (decrease) in cash                    (265,718)        (25,814)        396,028

Cash, beginning of period                           666,746         646,089           5,000

                                              --------------  --------------  --------------

Cash, end of period                            $    401,028   $     620,275   $     401,028

                                               =============  ==============  ==============

</table>

See accompanying notes and accountants' review report.


             MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                       CONSOLIDATED STATEMENT OF CASH FLOWS




                                                                              Period from

                                                                              December 17,

                                                                                  1997

                                                    Six Months Ended          (Inception)

                                                        June 30,                  to

                                              ------------------------------    June 30,

                                                    2001             2000         2001

                                                (Unaudited)      (Unaudited)   (Unaudited)

                                              --------------  --------------  --------------


SUPPLEMENTAL CASH FLOW DISCLOSURES:

  Interest paid                                $        -     $         -     $         793

  Income taxes paid                            $        -     $         -     $         -

NON-CASH INVESTING AND FINANCING  TRANSACTIONS:

  Stock options granted for compensation       $        -     $     383,950   $    2,351,738

  Stock issued for acquisitions                $        -     $         -     $       20,175

  Notes payable, related party netted

    with notes receivable related party        $     46,233   $         -     $       46,233

  Forgiveness of debt by officer               $     62,867   $         -     $       62,867



See accompanying notes and accountants' review report.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 1 - ORGANIZATION AND HISTORY

Management  of Environmental Solutions & Technology Corp. was formed to develop a proprietary technology for drying and treating animal manure and sludge to be

used as fertilizer.   The  "Company"  ("MEST")  was incorporated in Colorado on

December  10, 1997, followed by reorganization as  a  Delaware  corporation  on

December 18, 1997.

On December  26, 1997, the Company obtained all of the outstanding common stock of STB Corporation,  a  shell corporation domiciled in Colorado, by issuing 175 shares of the Company's common stock.  Because STB Corporation had no assets or operations, the Company recorded  the  transaction at the initial deemed valued of the stock conveyed ($175), which was consistent with the deemed value of the

Company's stock issued in its immediately  precedent  initial  transaction.  In the  year  subsequent  to the acquisition, STB Corporation was administratively dissolved.

On April 9, 1998, the Company  issued  1,920,000  shares of its common stock to its president in exchange for all of the issued and outstanding shares of MEST,

B.V.,  a Netherlands corporation, owned by the Company's  president.   Although

MEST, B.V.  had  no recorded assets at the time of the transaction, the Company recorded the acquisition  at a nominal value of $0.01 per share.  The aggregate acquisition cost of $20,000,  originally  assigned  to  intangible  assets, was substantially written off by the end of 1998.  Currently, MEST, B.V. is used to conduct  the  Company's  business  in  the  Netherlands.  MEST, BV was acquired because it had certain data and technical information that the Company plans to use in its business.

The Netherlands Organization for Applied Scientific  Research  ("TNO"), staffed

by   5,000   professionals   is  one  of  Europe's  leading  contract  research

organizations.  Using proprietary  technology developed by TNO, the Company and

TNO formed a corporation known as Manure  and Sludge Technology, B.V. ("MSTec")

for the purpose of developing a process for  use  on  a  commercial  basis that would economically refine manure and sludge into pellets, which could  be  sold as organic fertilizer and other products.  MSTec, a Netherlands corporation, is owned 50 percent by the Company and 50 percent by TNO.

The Company's year end is December 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This  summary  of  significant  accounting  policies  is presented to assist in understanding the financial statements.  The financial statements and notes are representations  of  the Company's management, which is responsible  for  their

integrity and objectivity.   These  accounting  policies  conform to accounting

principles generally accepted in the United States of America,  and  have  been consistently applied in the preparation of the financial statements.

ACCOUNTING METHOD

The  Company's  financial  statements  are prepared using the accrual method of accounting in accordance with accounting  principles  generally accepted in the

United States of America.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DEVELOPMENT STAGE ACTIVITIES

The Company has been in the development stage since its  formation  in December of 1997, and has not yet realized any revenues from its planned operations.  It is  engaged  in  the  business  of  manufacturing,  distributing,  and  selling fertilizer products.

USE OF ESTIMATES

The  process  of  preparing  financial statements in conformity with accounting principles generally accepted in the United States of America, requires the use of estimates and assumptions regarding  certain  types  of assets, liabilities,

revenues,  and  expenses.   Such  estimates  primarily  relate   to   unsettled

transactions   and   events  as  of  the  date  of  the  financial  statements.

Accordingly, upon settlement, actual results may differ from estimated amounts.

CASH AND CASH EQUIVALENTS

The Company considers  all  highly  liquid investments with a maturity of three months or less when purchased to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

MEST's financial instruments consist  primarily  of  cash, receivables, prepaid expenses, accrued expenses and payables, and loans payable,  which  approximate fair value because of their short maturities.

RESEARCH AND DEVELOPMENT

Research  and  development expenses are charged to operations as incurred.  The cost  of intellectual  property  purchased  from  others  that  is  immediately marketable  or  that has an alternative future use is capitalized as intangible assets.  The Company  periodically  reviews  its  capitalized  patent  costs to assess  recoverability  based  on  the  projected  undiscounted cash flows from operations. Impairments are recognized in operating  results  when  a permanent diminution in value occurs.

The  Company  constructed  a testing  facility  during  1999 in  Apeldoorn, The

Netherlands at a cost of approximately $450,000.  These costs were  expensed as research and development during the year ended December 31, 1999.

DERIVATIVE INSTRUMENTS

The   Financial  Accounting  Standards  Board  issued  Statement  of  Financial

Accounting  Standards  ("SFAS") No. 133, "Accounting for Derivative Instruments

and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative

Instruments and Hedging Activities - Deferral of the Effective Date of FASB No.

133", and SFAS No. 138,  "Accounting  for  Certain  Derivative  Instruments and

Certain Hedging Activities", which is effective for the Company as  of  January

1,  2001.   This  standard  establishes  accounting and reporting standards for derivative instruments, including certain  derivative  instruments  embedded in

other  contracts,  and  for  hedging  activities.   It  requires that an entity

recognize all derivatives as either assets or liabilities  in  the consolidated balance sheets and measure those instruments at fair value.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DERIVATIVE INSTRUMENTS (CONTINUED)

If certain conditions are met, a derivative may be specifically designated as a hedge,  the  objective  of  which  is  to  match  the  timing  of gain or  loss recognition on the hedging derivative with the recognition of (i)  the  changes in the fair value of the hedged asset or liability that are attributable to the hedged  risk  or (ii) the earnings effect of the hedged forecasted transaction.

For a derivative  not  designated  as a hedging instrument, the gain or loss is recognized in income in the period of change.

From November 1, 1999 to February 17,  2000,  the  Company entered into a small number of foreign currency purchases for cash management purposes.  The results of these short-term transactions, which generated an  aggregate  loss of $7,124 in  1999  and  an  aggregate  gain  of  $4,262  in  2000, are included in Other

Comprehensive  Income  (loss)  as  an element of foreign  currency  translation earnings.  The Company engaged in no  similar foreign currency purchases either prior to or subsequent to the aforementioned time frame.

COMPENSATED ABSENCES

Currently,  the  Company  has  no employees;  therefore,  no  policy  regarding compensated absences has been established.  The Company will establish a policy to  recognize the costs of compensated absences  at the  point in time  that it has employees.

ADVERTISING EXPENSES

Advertising  expenses  consist  primarily  of  costs  incurred in  the  design,

development, and printing of Company literature and marketing  materials.   The

Company expenses all advertising expenditures as incurred.

PROVISION FOR TAXES

Income  taxes  are  provided  based  upon  the  liability  method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes."  Under  this  approach,

deferred  income  taxes  are recorded to reflect the tax consequences on future years of differences between  the tax basis of assets and liabilities and their

financial  reporting  amounts at  each  year-end.   A  valuation  allowance  is

recorded against deferred tax assets if management does not believe the Company has met the "more likely  than  not"  standard imposed by SFAS No. 109 to allow recognition of such an asset.

At  June 30, 2001, the Company had net deferred  tax  assets  of  approximately

$480,000,  principally arising from net operating loss carryforwards for income

tax purposes.   As  management  of the Company cannot determine that it is more likely than not that the Company  will  realize the benefit of the net deferred tax asset, a valuation allowance equal to  the  net deferred tax asset has been established at June 30, 2001.

At  June  30,  2001,  the  Company  has  net  operating loss  carryforwards  of

approximately $2,400,000, which expire in the years  2017  through  2021.   The

Company  recognized  approximately  $2,300,000  of  losses  for the issuance of common stock options for services, which are not deductible for  tax  purposes,

and are not included in the above calculation of deferred tax asset.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

LOSS PER SHARE

Basic  loss  per  share  was  computed by dividing the net loss by the weighted

average number of shares outstanding  during  the  year.   The weighted average

number of shares was calculated by taking the number of shares  outstanding and weighting  them  by  the  amount  of  time  they were outstanding.  Outstanding options and convertible preferred stock were not included in the computation of gain or loss per share because the exercise price of the outstanding options is higher than the market price of the stock, thereby  causing  the  options to be antidilutive.

GOING CONCERN

The  accompanying  financial  statements  have been prepared assuming that  the

Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has no revenues,

has incurred a net loss of $303,333 for the six months ended June 30, 2001, has an accumulated deficit of $4,834,023 and has  had  no sales.  The future of the

Company   is   dependent  upon  successful  and  profitable   operations   from

manufacturing,  distributing,   and   selling  its  fertilizer  products.   The

financial  statements  do  not  include  any   adjustments   related   to   the

recoverability  and  classification  of  recorded  assets,  or  the amounts and classification of liabilities that might be necessary in the event  the Company cannot continue in existence.

Management has established plans designed to promote the sales of the Company's

product.   Management  intends  to  seek  additional  capital  from  new equity securities offerings that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

PRINCIPLES OF CONSOLIDATION

The  consolidated  financial  statements  include the accounts of MEST and  its wholly owned subsidiary, MEST, BV. All material  intercompany  transactions and balances have been eliminated.  Manure and Sludge Technology, BV  ("MSTec"),  a

50  per  cent owned corporation is reflected in the financial statements on the equity method of accounting, and not included in the financial statements as an entity subject to consolidation.

ACCOUNTING FOR STOCK OPTIONS GRANTED TO EMPLOYEES AND NONEMPLOYEES

Statement  of  Financial  Accounting  Standards No. 123, "Accounting for Stock-

Based Compensation" ("SFAS No. 123"), defines  a  fair  value-based  method  of accounting  for  stock  options  and other equity instruments.  The Company has adopted this method, which measures  compensation  costs based on the estimated fair value of the award and recognizes that cost over the service period.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INTERIM FINANCIAL STATEMENTS

The interim financial statements for the period ended  June  30,  2001 included herein have not been audited, at the request of the Company.  They  reflect all adjustments,  which  are,  in  the  opinion of management, necessary to present

fairly the results of operations for  the  period.   All  such  adjustments are

normal  recurring  adjustments.   The  results  of  operations  for the  period

presented is not necessarily indicative of the results to be expected  for  the full fiscal year.

IMPAIRED ASSET POLICY

In  March  1995,  the  Financial Accounting Standards Board issued a statement,

SFAS No. 121, titled "Accounting  for  Impairment  of Long-lived Assets," which has been replaced by SFAS No. 144, "Accounting for Impairment  or  Disposal  of

Long-Lived  Assets."   In complying with this standard, the Company reviews its

long-lived  assets  quarterly   to  determine  if  any  events  or  changes  in

circumstances have transpired which  indicate  that  the  carrying value of its assets may not be recoverable.  The Company determines impairment  by comparing the undiscounted future cash flows estimated to be generated by its  assets  to their respective carrying amounts.

The  Company  does not believe any adjustments are needed to the carrying value of its assets at June 30, 2001.

COMPREHENSIVE INCOME

Effective January  1,  1998,  the  Company  adopted  SFAS  No.  130, "Reporting

Comprehensive  Income"  (SFAS  130), which was issued in June 1997.   SFAS  130

establishes rules for the reporting and display of comprehensive income and its

components.   The effect of the adoption  of  SFAS  130  is  reflected  in  the accompanying financial  statements  and  included  under  the  headings  "Other

Comprehensive Loss."

FOREIGN CURRENCY TRANSLATION GAINS/LOSSES

The  Company has adopted Financial Accounting Standard No. 52.  Monetary assets and liabilities  denominated  in  foreign currencies are translated into United

States dollars at rates of exchange in effect at the balance sheet date.  Gains or losses are included in income for  the  year, except gains or losses related to long-term debt, which are deferred and amortized  over the remaining term of the debt.  Non-montary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are  translated at rates of exchange in effect at the date of the transaction.

PROPERTY AND EQUIPMENT

Property  and  equipment  are  stated  at cost.  Depreciation of  property  and equipment  is  calculated using the straight-line  method  over  the  estimated useful lives of the assets, which range from three to ten years.  See Note 4.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

CONCENTRATION OF CREDIT RISK

The Company maintains  its cash in several  Netherlands financial institutions.

These  financial  institutions  are  considered  credit  worthy  and  have  not experienced any losses  on  deposits at June 30, 2001.  The funds are valued in

U.S. dollars and are fully insured.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2001, the Financial  Accounting  Standards Board issued Statement of

Financial  Accounting  Standards No. 144, "Accounting  for  the  Impairment  or

Disposal of Long-Lived Assets"  (SFAS  No.  144).   SFAS 144 replaces SFAS 121,

"Accounting for the Impairment of Long-Lived Assets and  for  Long-Lived Assets

to  Be  Disposed Of."  This new standard establishes a single accounting  model for long-lived  assets  to  be  disposed  of  by  sale,  including discontinued

operations.  Statement 144 required that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell,  whether reported

in  continuing  operations  or  discontinued  operations.   This  statement  is

effective  beginning  for  fiscal  years after December 15, 2001, with  earlier application encouraged.  The Company adopted SFAS 144 and does not believe that the adoption will have a material impact  on  the  financial  statements of the

Company at June 30, 2001.

In October 2001, the Financial Accounting Standards Board issued  Statement  of

Financial  Accounting  Standards  No.  143,  "Accounting  for  Asset Retirement

Obligations"  (SFAS No. 143).  SFAS No. 143 establishes guidelines  related  to the retirement  of tangible long-lived assets of the Company and the associated

retirement costs.   This  statement required that the fair value of a liability for an asset retirement obligation  be  recognized in the period in which it is incurred if a reasonable estimate of fair  value  can  be made.  The associated asset retirement costs are capitalized as part of the carrying  amount  of  the long-lived assets.  This statement is effective for financial statements issued for the fiscal years beginning after June 15, 2002 and with earlier application

encouraged.   The  Company  adopted  SFAS No. 143 and does not believe that the adoption will have a material impact on the financial statements of the Company at June 30, 2001.

In June 2001, the FASB issued SFAS No.  141,  "Business  Combinations" and SFAS

No. 142, "Goodwill and Other Intangible Assets".  SFAS No. 141 provides for the elimination  of  the  pooling-of-interest  method  of accounting  for  business combinations with an acquisition date of July 1, 2001  or  later.  SFAS No. 142 prohibits  the  amortization  of  goodwill  and  other intangible  assets  with indefinite lives and requires periodic reassessment  of the underlying value of

such  assets  for  impairment.   SFAS  No. 142 is effective  for  fiscal  years

beginning  after December 15, 2001.  An early  adoption  provision  exists  for companies with  fiscal  years beginning after March 15, 2001.  The Company does not have assets with indeterminate lives.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In September 2000, the FASB  issued  SFAS No. 140 "Accounting for Transfers and

Servicing  of  Financial  Assets  and  Extinguishment  of  Liabilities."   This

statement  provides  accounting  and  reporting   standard  for  transfers  and

servicing  of  financial  assets  and extinguishment of  liabilities  and  also provides consistent standards for distinguishing  transfers of financial assets

that are sales from transfers that are secured borrowings.   SFAS  No.  140  is

effective   for   recognition   and  reclassification  of  collateral  and  for

disclosures related to securitization  transactions  and  collateral for fiscal years  ending  after  December  15,  2000, and is effective for  transfers  and servicing  of  financial assets and extinguishments  of  liabilities  occurring after March 31, 2001.  The Company believes that the adoptions of this standard will not have a  material  effect  on  the  Company's  results of operations or financial positions.

NOTE 3 - RELATED PARTY TRANSACTIONS

LOANS FROM RELATED PARTIES

At December 31, 2000, loans from related parties consisted of the following:

                                                             2000

                                                      --------------

     Maurice Schelvis, (a shareholder of the

     Company), unsecured, interest at 5%,

     due on demand.                                   $       5,590

     Maurice Schelvis, (a shareholder of the

     Company), unsecured, interest at 6%,

     due on demand.                                         103,500

                                                      --------------

     Total                                            $    109,090

                                                      ==============

The Company had no outstanding loans from related parties at June 30, 2001.

RECEIVABLE FROM RELATED PARTIES

At December 31, 2000 the following amounts were receivable from shareholders or related parties:

                                                            2000

                                                      --------------

     IJ-Beeher, interest at 5%, unsecured.            $      48,917

     Jan Luiken, B.V., interest at 7%, unsecured            109,524

                                                      --------------

                                                      $     158,441

                                                      ==============

The Company had no receivables from related parties at June 30, 2001.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 3 - RELATED PARTY TRANSACTIONS (continued)

OTHER RELATED PARTY TRANSACTIONS

The president of the Company conveyed  all outstanding  shares of MEST, B.V. to the Company in  exchange for  1,920,000 shares  of common stock  of the Company during the year ended December 31, 1998.

NOTE 4 - PLANT, PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost.  Major additions  and improvements

are  capitalized.   Minor  replacements,  maintenance and repairs that  do  not increase the useful lives of the assets are expensed as incurred.  Depreciation of property and equipment is being calculated  using  the  straight-line method over  the expected useful lives of the assets.  Depreciation  expense  for  the periods ended June 30, 2001 and 2000 was $1,901 and $1,793, respectively.

NOTE 5 - PREFERRED STOCK

The Company  is  authorized  to  issue  5,000,000  shares  of $0.0001 par value preferred stock; 535,985 Series A preferred shares were issued  and outstanding

at  December  31,  2001 and 2000.   Each share of Series A preferred  stock  is

entitled to a dividend at the rate of $0.30 per share if the board of directors

declares  a  dividend,   although   no  dividends  have  been  declared.   Upon

liquidation or dissolution of the Company,  each  outstanding share of Series A preferred stock is entitled to a distribution of $4.00  per  share prior to any distribution to common stock shareholders.  Series A preferred  stock  is  non-

voting,  and  each  share is convertible into one share of the Company's common stock at any time after June 1, 1999.

During the year ended  December 31, 1998, the Company sold 23,900 shares of its preferred stock at an average  price of $3.73 per share.  During the year ended

December 31, 1999, the Company sold 403,585 shares of its preferred stock at an average price of $3.93 per share.  During the year ended December 31, 2000, the

Company sold 108,500 shares of its preferred stock at an average price of $4.21 per share.

NOTE 6 - COMMON STOCK

The Company is authorized to issue  30,000,000  shares  of  $0.0001  par  value common stock; 7,320,055 shares were issued and outstanding at June 30, 2001 and

December  31,  2000.   Each holder of common stock has one, non-cumulative vote

per  share on all matters  voted  upon  by  the  shareholders.   There  are  no

preemptive rights or other rights of subscription.

During  the  period ended December 31, 1997, the Company issued 5,000 shares of its common stock for cash at $1.00 per share and 175 shares of its common stock valued at $1.00  per  share  to  acquire STB Corp.  The stock was valued at its fair market value on the date of issuance.

During the year ended December 31,  1998,  the Company sold 5,394,880 shares of its common stock for cash at $0.17 per share and issued 1,920,000 shares of its common stock at $0.01 per share to acquire a  subsidiary.  The stock was valued at the fair market value on the date of issuance.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 7 - JOINT VENTURE INVESTMENT IN MANURE AND SLUDGE TECHNOLOGY, B.V.

Manure  and  Sludge Technology, B.V. (hereinafter  "MSTec")  is  a  Netherlands corporation that  was formed for the purpose of developing a process for use on a commercial basis that would economically dry and pasteurize manure and sludge into pellets that could  be  sold  as  organic  fertilizer  and other products.

Since its inception, MSTec has refined its technological process  for  use with other waste products such as bio-solids, fish and food waste, and paper pulp.

MEST  owns  50 percent of the common stock of MSTec, and accounts for MSTec  on

the equity method.   The  other  50 percent of MSTec's common stock is owned by

The  Netherlands  Organization for Applied  Scientific  Research  ("TNO"),  the

largest  single research  facility  in  Europe  employing  over  five  thousand professionals.

MEST's investment  in  the  joint  venture  is recorded as $0 on MEST's balance sheet because MSTec's debt and losses exceeds MEST's share of investment in the joint venture.  MEST's investment in the joint venture totaled $816,000 at June

30, 2001 and December 31, 2000. In forming the  joint  venture  of  MSTec,  the

Company  committed  to  an  investment  in  the  form  of  a  loan  to MSTec of approximately $800,000, which funds were in fact advanced to MSTec in  1999 and

2000.   This  loan  is  treated  as  an  equity  investment under the Company's

understanding  of  the  conditions  of the joint venture.   The  investment  is

subject to the terms of the related loan  agreement dated January 22, 1999, the

Company agreed in the event of bankruptcy or  termination  of MSTec's to forego repayment of the funds advanced until such time as all other creditors are paid in full.  At the date of these financial statements, no funds  advanced  by the

Company to MSTec have been repaid.

The  joint  venture's  primary  asset,  as  the  result of  the  aforementioned investment,  is a  worldwide  licensing  agreement  for the  application of the aforementioned technological process from TNO.  TNO controls  the research  and activities of the joint  venture  while MEST  Corp'sparticipation  consists  of investment with rights to products developed by the joint venture.


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 7 - JOINT VENTURE INVESTMENT IN MANURE AND SLUDGE TECHNOLOGY, B.V.

                  (continued)

The following is a summary of the financial positions and results of operations of MSTec.

                                          June 30,     December 31,

                                           2001           2000

                                      -------------   -------------

     Current assets                   $    114,680    $    123,809

     Property, plant, and equipment            -               -

     Other assets (net)                     49,824          50,624

                                      -------------   -------------

         Total assets                 $    164,504    $    174,433

                                      =============   =============

     Current liabilities              $    324,819    $    210,753

     Long-term debt - related parties    1,705,515       1,673,640

                                      -------------   -------------

         Total liabilities               2,030,334       1,984,393

     Stockholders' equity               (1,865,830)     (1,709,960)

                                      -------------   -------------

         Total liabilities and equity $    164,504    $    174,433

                                      =============   =============

     Net sales                        $        -      $        -

     Gross profit                     $        -      $        -

     Loss from continuing operations  $   (155,870)   $   (789,544)

     Net loss                         $   (155,870)   $   (789,544)

JOINT VENTURE ROYALTY AGREEMENT

In connection with the formation  of  the  MSTec  joint  venture, a sub-license agreement  was  executed wherein M.E.S.T. agreed to pay to MSTec  "sub-license"

fees, which are effectively  royalty  fees,  for  manure  conversion  factories constructed  by  M.E.S.T.  over  a  period  of fifteen years.  The fifteen-year

period begins when M.E.S.T. constructs its first  such  factory.   Royalty fees

due  to  MSTec  are  computed  on  a  sliding  scale, based upon actual factory

construction costs, and range from 15% to 10%.   At the date of these financial

statements, no royalty fees were owed under the aforementioned agreement.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

OFFICE LEASE

The Company leases office space in Apeldoorn  under a written  agreement, which provides for  lease  payments of  approximately $2,000  per month through  June

2006.  Formerly the Company leased office space in  Amsterdam  under a  written agreement, which ran from July 1999 through January 2002 and provided for lease payments of approximately $1,500  per month.  In 2001, the lease  agreement was renegotiated and the lease expiration date was  changed to  July 31, 2001  with other lease provisions remaining unchanged.

Future minimum rental commitments under the operating  lease are as  follows at

June 30, 2001:

            Year Ending:

            December 31, 2001                        $  20,500

            December 31, 2002                        $  24,000

            December 31, 2003                        $  24,000

            December 31, 2004                        $  24,000

            December 31, 2005                        $  24,000


            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.

                         (A Development Stage Company)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

NOTE 9 - STOCK OPTIONS

The Company has granted its officers options to  purchase  a  total  of 700,000 shares  of the Company's common stock at an exercise price of $0.50 per  share.

Following  is a summary of the status of these performance-based options during the periods ended June 30, 2001 and December 31, 2000.

                                         Number of      Weighted Average

                                         Shares         Price per Share

                                        --------------  ----------------

     Outstanding at December 31, 1999         530,000   $        0.50

       Granted                                200,000            0.50

       Expired                                (30,000)           0.50

       Exercised or forfeited                     -              -

                                        --------------  ----------------

     Outstanding and exercisable at

           December 31, 2000                  700,000   $        0.50

                                        ==============  ================

     Weighted average fair value of

           options granted during 2000                  $        3.59

                                                        ================

     Outstanding at December 31, 2000         700,000   $        0.50

       Granted                                    -                -

       Exercised, expired or forfeited            -                -

                                        --------------  ----------------

     Outstanding and exercisable at

            June 30, 2001                     700,000   $        0.50

                                        ==============  ================

The Company  estimated the fair value of each stock option at the grant date by using the Black-Scholes  option  pricing  model  with  the  following weighted-

average  assumptions  used:   Dividend yield of zero percent; strike  price  of

$0.50; expected volatility of 24.83%;  risk-free  interest  rate of six percent and expected lives of five years.  The weighted average fair  value  at date of grant  for options granted to officers in the year ended December 31, 2000  was

$3.59 per option.

Compensation  cost  charged  to  operations  was $767,900 during the year ended

December 31, 2000.

NOTE 10 - SUBSEQUENT EVENTS

In January 2002, the Company loaned $200,000 to  an  officer.   In  April 2002,

$150,000 was repaid and the Company also received a mortgage on real  estate as collateral for this loan.

NOTE 11 - RESTATEMENT AND CORRECTION OF AN ERROR

The Company's financial statements for the period ended June 30, 2001 have been restated  to reflect the correction of forgiveness of debt by an officer  as  a capital contribution,  which  increased  additional paid-in capital by $62,867.

The effect of this correction was the reclassification of extraordinary gain on debt forgiveness of $62,867 to additional  paid-in  capital  for the six months ended June 30, 2001.


                                    PART  III

Item  1.  Index  to  Exhibits

                                                                        Page

Exhibit   2.1  Plan  of  Acquisition,  Reorganization,  Arrangement,

               Liquidation, etc.

               Filed with 10sb Amendment No. 1, November 15, 2001

Exhibit   3.1  Articles  of  Incorporation,  as  amended

               Filed with 10sb Amendment No. 1, November 15, 2001

Exhibit   3.2  Bylaws

               Filed with 10sb Amendment No. 1, November 15, 2001

Exhibit   4.1  Instruments Defining the Rights of Security Holders

               Filed with 10sb Amendment No. 1, November 15, 2001

Exhibit  10.1  Material  Contracts

               Filed with 10sb Amendment No. 1, November 15, 2001

Exhibit  23.1  Consent  of  Certified  Accountants

               Filed with 10sb Amendment No. 1, November 15, 2001

Exhibit  23.2  Consent  of  Certified  Accountants

               Filed with 10sb Amendment No. 1, November 15, 2001

Exhibit  23.3  Consent  of  Certified  Accountants

               Filed with 10sb Amendment No. 1, November 15, 2001

Exhibit  23.4  Consent  of  Certified  Accountants

               Filed with 10sb Amendment No. 1, November 15, 2001

Exhibit  23.5  Consent  of  Certified  Accountants

               Filed with 10sb Amendment No. 1, November 15, 2001

Item  2.  Description  of  Exhibits

Exhibits  are  included by reference  as  set  forth  in  the  Exhibit  Index.

                                   SIGNATURES

     In accordance  with Section 12 of the Securities  Exchange Act of 1934, the

Company  caused this  registration  statement  to be signed on its behalf by the undersigned,  thereunto  duly  authorized.

                                 MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS

                                 &  TECHNOLOGY,  CORP.

Date:  October 25,  2001            By:   /s/  Greg  Schmick

                                    -------------------------------------

                                    Greg  Schmick,  President
